FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1st January 2012 - 2nd February 2012

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No   X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 3 January 2012.

2.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 4 January 2012.

3.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rule DT4 3.1.4”, dated 4 January 2012.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 5 January 2012.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 6 January 2012.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 9 January 2012.

7.	Press release entitled, “AstraZeneca Reaffirms December 2011 Financial Guidance for 2011 and Mid-Term Planning Assumptions for the 2010 to 2014 Period”, dated 9 January 2012.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 January 2012.

9.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 11 January 2012.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 12 January 2012.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 13 January 2012.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 January 2012.

13.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 18 January 2012.

14.	Press release entitled, “AstraZeneca and Bristol-Myers Squibb Receive Complete Response Letter from US Food and Drug Administration for Dapagliflozin”, dated 19 January 2012.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 19 January 2012.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 20 January 2012.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 January 2012.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 24 January 2012.

19.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 25 January 2012.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 26 January 2012.

21.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 27 January 2012.

22.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 30 January 2012.

23.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 31 January 2012.

24.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 1 February 2012.

25.	Press release entitled, “AstraZeneca Fourth Quarter and Full Year Results 2011”, dated 1 February 2012.

26.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 1 February 2012.

27.	Press release entitled, “AstraZeneca PLC Fourth Quarter and Full Year Results 2011” (front half), dated 2 February 2012.

28.	Press release entitled, “AstraZeneca PLC Fourth Quarter and Full Year Results 2011 Condensed Consolidated Statement of Comprehensive Income” (back half), dated 2 February 2011.

29.	Press release entitled, “Development Pipeline as at 31 December 2011”, dated 2 February 2011.

30.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 2 February 2012.

31.	Press release entitled, “AstraZeneca PLC Irrevocable, Non-Discretionary Share Repurchase Programme”, dated 2 February 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 6 February 2012	By:	/s/ Adrian Kemp
		Name:	Adrian Kemp
		Title:	Company Secretary

Item 1

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 December 2011 the issued share capital of AstraZeneca PLC with voting rights is 1,292,355,052 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,292,355,052.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

3 January 2012

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 472,511 ordinary shares of AstraZeneca PLC at a price of 3030 pence per share on 3 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,291,882,541.

A C N Kemp
Company Secretary
4 January 2012

Item 3

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 3 January 2012, we were notified that David Smith, a person discharging managerial responsibility, exercised an option over 545 AstraZeneca shares on 28 December 2011. The option was granted to Mr Smith in 2006 under the AstraZeneca Savings Related Share Option Plan at an option price of 3001 pence per share.

Following the exercise, Mr Smith transferred the 545 shares to Mrs Alison Smith, a person connected with Mr Smith.

A C N Kemp
Company Secretary
4 January 2012

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 470,565 ordinary shares of AstraZeneca PLC at a price of 3043 pence per share on 4 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,291,444,032.

A C N Kemp
Company Secretary
5 January 2012

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 476,584 ordinary shares of AstraZeneca PLC at a price of 3007 pence per share on 5 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,290,989,415.

A C N Kemp
Company Secretary
6 January 2012

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 472,989 ordinary shares of AstraZeneca PLC at a price of 3029 pence per share on 6 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,290,527,439.

A C N Kemp
Company Secretary
9 January 2012

Item 7

ASTRAZENECA REAFFIRMS DECEMBER 2011 FINANCIAL GUIDANCE FOR 2011 AND MID-TERM PLANNING ASSUMPTIONS
FOR THE 2010 TO 2014 PERIOD

During a routine consensus collection process, confidential Company information was inadvertently embedded in a spreadsheet template sent to the sell-side analyst community that follows the Company.  This information is out of date planning information, and does not represent the Company’s view of expected financial performance for the full year 2011 or for future periods.

The most recent update of the Company’s financial guidance for 2011 was issued on 20 December 2011.  Today, the Company reaffirms this guidance; the Company continues to expect to report Core earnings per share for the Full Year 2011 in the lower half of the range of $7.20 to $7.40.

In addition, the Company today reaffirms its planning assumptions for revenue, margins and cash deployment for the period 2010 to 2014, which were most recently updated in January 2011.

In line with its usual practice, the Company will provide specific financial guidance for 2012 and any updates to 2010 to 2014 mid-term planning assumptions, in conjunction with its Full Year 2011 financial results announcement, scheduled for 2 February 2012.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

Media Enquiries UK
Esra Erkal-Paler	+44 207 604 8030 (24 hours)
Abigail Baron Isabelle Jouin	+44 20 7604 8034 (24 hours) +44 20 7604 8031 (24 hours)
Investor Enquiries UK
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950
Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

09 January 2012

- ENDS -

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 474,768 ordinary shares of AstraZeneca PLC at a price of 3018 pence per share on 9 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,290,057,417.

A C N Kemp
Company Secretary
10 January 2012

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 475,766 ordinary shares of AstraZeneca PLC at a price of 3012 pence per share on 10 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,289,583,090.

A C N Kemp
Company Secretary
11 January 2012

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 472,504 ordinary shares of AstraZeneca PLC at a price of 3033 pence per share on 11 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,289,111,447.

A C N Kemp
Company Secretary
12 January 2012

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 468,108 ordinary shares of AstraZeneca PLC at a price of 3060 pence per share on 12 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,288,649,052.

A C N Kemp
Company Secretary
13 January 2012

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 469,709 ordinary shares of AstraZeneca PLC at a price of 3050 pence per share on 13 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,288,181,254.

A C N Kemp
Company Secretary
16 January 2012

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 463,410 ordinary shares of AstraZeneca PLC at a price of 3090 pence per share on 17 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,287,735,174.

A C N Kemp
Company Secretary
18 January 2012

Item 14

ASTRAZENECA AND BRISTOL-MYERS SQUIBB RECEIVE COMPLETE RESPONSE LETTER FROM
US FOOD AND DRUG ADMINISTRATION FOR DAPAGLIFLOZIN

AstraZeneca and Bristol-Myers Squibb Company today announced that the US Food and Drug Administration (FDA) has issued a complete response letter regarding the New Drug Application (NDA) for investigational compound dapagliflozin for the treatment of type 2 diabetes in adults.

The complete response letter requests additional clinical data to allow a better assessment of the benefit-risk profile for dapagliflozin.  This includes clinical trial data from ongoing studies and may require information from new clinical trials. AstraZeneca and Bristol-Myers Squibb will work closely with the FDA to determine the appropriate next steps for the dapagliflozin application and are in ongoing discussions with health authorities in Europe and other countries as part of the application procedures.

AstraZeneca and Bristol-Myers Squibb remain committed to dapagliflozin and its development. This commitment is based on the benefit-risk profile of this investigational medicine, from a clinical development programme that included more than 8,000 adult patients with type 2 diabetes (with more than 5,000 patients treated with dapagliflozin) in 19 clinical trials.

– ENDS –

NOTES TO EDITORS

About dapagliflozin
Dapagliflozin, an inhibitor of SGLT2, a target in the kidney, is under joint development by Bristol-Myers Squibb and AstraZeneca. Dapagliflozin, as an adjunct to diet and exercise, is being investigated to evaluate its safety and efficacy in improving glycemic control in adults with type 2 diabetes, for use as a monotherapy and in combination with other anti-diabetic agents.

About Type 2 Diabetes
The Centers for Disease Control and Prevention estimate that approximately one in every 11 adults in the United States has diagnosed diabetes. Type 2 diabetes accounts for approximately 90 to 95% of all cases of diagnosed diabetes in adults. Type 2 diabetes is a chronic, progressive disease characterized by insulin resistance and dysfunction of beta cells in the pancreas, which decreases insulin sensitivity and secretion, leading to elevated glucose levels. Over time, this sustained hyperglycemia contributes to worsening insulin resistance and further beta cell dysfunction. To date, treatments for type 2 diabetes have focused primarily on insulin-dependent mechanisms. An approach that acts independently of insulin could provide an additional option for adults with type 2 diabetes.

Significant unmet need still exists as nearly half of treated patients remain inadequately controlled on their current glucose-lowering regimen. Many patients with type 2 diabetes have additional comorbidities (such as obesity) which may complicate glycemic control.

About SGLT2
The kidney plays an important role in glucose balance, normally filtering ~180g of glucose each day, with virtually all glucose being reabsorbed back into circulation. SGLT2 is a major sodium-glucose cotransporter in the kidney and is an insulin-independent pathway for the reabsorption of glucose back into the blood.

About the Bristol-Myers Squibb and AstraZeneca Collaboration
Bristol-Myers Squibb and AstraZeneca entered into a collaboration in January 2007 to enable the companies to research, develop and commercialise select investigational drugs for type 2 diabetes. The Bristol-Myers Squibb/AstraZeneca Diabetes collaboration is dedicated to global patient care, improving patient outcomes and creating a new vision for the treatment of type 2 diabetes.

About Bristol-Myers Squibb
Bristol-Myers Squibb is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. For more information about Bristol-Myers Squibb, visit www.bms.com or follow us on Twitter at http://twitter.com/bmsnews.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

Media Enquiries UK
Esra Erkal-Paler	+44 207 604 8030 (24 hours)
Isabelle Jouin Abigail Baron	+44 20 7604 8031 (24 hours) +44 20 7604 8034 (24 hours)
Investor Enquiries UK
James Ward-Lilley Karl Hård	+44 207 604 8122 +44 20 7604 8123	mob: +44 7785 432613 mob: +44 7789 654364
Nicklas Westerholm	+44 20 7604 8124	mob: +44 7585 404950
Investor Enquiries US
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

19 January 2012

- ENDS -

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 460,906 ordinary shares of AstraZeneca PLC at a price of 3106 pence per share on 18 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,287,294,877.

A C N Kemp
Company Secretary
19 January 2012

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 467,864 ordinary shares of AstraZeneca PLC at a price of 3063 pence per share on 19 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,286,850,911.

A C N Kemp
Company Secretary
20 January 2012

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 471,727 ordinary shares of AstraZeneca PLC at a price of 3038 pence per share on 20 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,286,390,412.

A C N Kemp
Company Secretary
23 January 2012

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 467,949 ordinary shares of AstraZeneca PLC at a price of 3062 pence per share on 23 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,285,930,193.

A C N Kemp
Company Secretary
24 January 2012

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 469,335 ordinary shares of AstraZeneca PLC at a price of 3054 pence per share on 24 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,285,467,949.

A C N Kemp
Company Secretary
25 January 2012

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 471,646 ordinary shares of AstraZeneca PLC at a price of 3039 pence per share on 25 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,285,000,223.

A C N Kemp
Company Secretary
26 January 2012

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 471,557 ordinary shares of AstraZeneca PLC at a price of 3039 pence per share on 26 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,284,530,488.

A C N Kemp
Company Secretary
27 January 2012

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 470,359 ordinary shares of AstraZeneca PLC at a price of 3047 pence per share on 27 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,284,079,371.

A C N Kemp
Company Secretary
30 January 2012

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 470,068 ordinary shares of AstraZeneca PLC at a price of 3049 pence per share on 30 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,283,640,478.

A C N Kemp
Company Secretary
31 January 2012

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 468,718 ordinary shares of AstraZeneca PLC at a price of 3058 pence per share on 31 January 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,283,206,067.

A C N Kemp
Company Secretary
1 February 2012

Item 25

AstraZeneca Fourth Quarter and Full Year Results 2011

On Thursday, 2 February 2012, AstraZeneca will release fourth quarter and full year results for 2011 at 07:00GMT.

An analyst presentation covering the results will be held at 12:00gmt and can be joined, live, via teleconference on the following numbers:

UK (freephone): 0800 694 2370
US (freephone): 1 866 977 7645
Swedish (freephone): 0200 883 079
International: +44 (0)1452 557 749

Conference ID: 37157711

Printable pdf versions of slides will be available to download on the AstraZeneca Investor Relations website http://www.astrazeneca.com/investors and the AstraZeneca Events website: http://info.astrazenecaevents.com 15 minutes before the analysts presentation begins.

Details of the teleconference and webcast replay facilities are available on the Investor Relations section of the AstraZeneca Investor Relations website www.astrazeneca.com/investors and the AstraZeneca Events website: http://info.astrazenecaevents.com.

Item 26

Transparency Directive

Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 January 2012 the issued share capital of AstraZeneca PLC with voting rights is 1,283,229,265 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,283,229,265.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary

1 February 2012

Item 27

AstraZeneca PLC
FOURTH QUARTER AND FULL YEAR RESULTS 2011

London, 2 February 2012

Revenue for the full year was down 2 percent at constant exchange rates (CER) at $33,591 million.

-Strong double-digit sales growth at CER for Crestor, Seroquel XR and Symbicort; Emerging Markets revenue increased by 10 percent at CER in the fourth quarter and for the full year.

-Revenue performance reflects the loss of nearly $2 billion of revenue from generic competition, as well as a further $1 billion lost to the impact of government price interventions.

Core operating profit for the full year was down 4 percent at CER to $13,167 million.

-Core operating margin of 39.2 percent of revenue was down 1.2 percentage points at CER, as benefits arising from higher gross margin and lower SG&A spend at CER were more than offset by increased expenditures in R&D and lower Core other income.

Core EPS for the full year increased by 7 percent at CER to $7.28.

-Core EPS benefited from the lower number of shares outstanding resulting from net share repurchases and a lower tax rate compared with last year.

Reported EPS for the full year was up 29 percent at CER to $7.33.

-Gain on the sale of Astra Tech, which was excluded from Core EPS in the third quarter 2011, amounted to $1.08.  The growth rate in Reported EPS also benefited from the fact that intangible impairments excluded from Core earnings were higher in 2010.

Revenue in the fourth quarter unchanged at CER; Core EPS was up 12 percent at CER.

Net cash distributions to shareholders increased by 71 percent to $9,370 million.

-Dividend increased by 10 percent to $2.80 for the full year. Net share repurchases total $5.6 billion in 2011.

-Board announces plans for $4.5 billion in net share repurchases for 2012.

Company reaffirms planning assumptions for total revenue, margins and cash deployment for the period 2010-14.

-Risk adjusted revenue from recently launched and pipeline products lowered to range of $2 to $4 billion.

Company announces new set of restructuring initiatives (see page 3).

Financial Summary

Group	4th Quarter 2011 $m	4th Quarter 2010 $m	Actual %	CER %	Full Year 2011 $m	Full Year 2010 $m	Actual %	CER %
Revenue	8,656	8,617	-	-	33,591	33,269	+1	-2
Reported
Operating Profit	2,167	2,411	-10	-14	12,795	11,494	+11	+10
Profit before Tax	2,052	2,283	-10	-14	12,367	10,977	+13	+11
Earnings per Share	$1.16	$1.15	-	-5	$7.33	$5.60	+31	+29
Core*
Operating Profit	2,990	2,865	+4	+1	13,167	13,603	-3	-4
Profit before Tax	2,875	2,737	+5	+1	12,739	13,086	-3	-4
Earnings per Share	$1.61	$1.39	+16	+12	$7.28	$6.71	+9	+7

*
Core financial measures are supplemental non-GAAP measures which management believe enhance understanding of the Company’s performance; it is upon these measures that financial guidance for 2012 is based.  See page 13 for a definition of Core financial measures and pages 13 and 14 for a reconciliation of Core to Reported financial measures.

David Brennan, Chief Executive Officer, said:  “Disciplined execution of our strategy has delivered a good performance in 2011 in the face of intensified pricing pressure and generic competition.  Our strong cash flow supported a significant increase in cash distributions to shareholders and continued investment to drive future growth and value.  While the further expected losses of market exclusivity make for a challenging 2012 outlook, we remain committed to a long-term, focused, R&D based strategy, and today we have announced further steps to drive productivity in all areas to improve returns on our investment in innovation.”
Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Fourth Quarter

Revenue in the fourth quarter was unchanged at CER and on an actual basis as exchange rate movements were neutral to reported revenue. Adjusted for the disposal of Astra Tech, revenue growth was 2 percent.   Revenue performance in the quarter was impacted by government price interventions and the loss of around $450 million in revenue to generic competition.  US revenues were up 5 percent despite absorbing an estimated 3.2 percent negative impact from the implementation of US healthcare reform measures.  In the US, much of the year-on-year impact from recent generic competition has unwound, allowing good growth for Seroquel, Crestor, Symbicort and ONGLYZATM to show through.  Revenue in the Rest of World was down 3 percent.  Revenue in Western Europe was down 15 percent on a double digit volume decline combined with a mid-single digit decline in realised selling prices.  Revenue in Established Rest of World was up 3 percent as good growth in Japan more than offset generic losses in Canada.  As expected, revenue in Emerging Markets returned to double digit growth in the quarter.

Core operating profit in the fourth quarter was $2,990 million, up 1 percent.  Core gross margin was higher than last year, largely on a positive variance from mix (including a mix uplift resulting from the disposal of Astra Tech).  Expenditures in Core SG&A were down 12 percent compared with the fourth quarter 2010, reflecting a more evenly phased quarterly pattern of expenditures this year compared with last and the disposal of Astra Tech.  Efficiency gains continue to provide the headroom to invest in support of new product launches and Emerging Markets growth whilst absorbing the excise fee imposed by the enactment of US healthcare reform measures, which amounted to 2 percent of Core SG&A expense in the quarter.

Core R&D expense was up 31 percent in the quarter.  Significantly higher intangible impairment charges (including those related to the olaparib and TC-5214 projects) compared with last year accounted for the large majority of the increased spend.  The balance of the increase relates to expenditures for late stage clinical trials, partially offset by efficiency gains.

Reported operating profit was $2,167 million in the quarter, down 14 percent compared with last year.  The fourth quarter 2010 included a $791 million gain related to changes made to benefits under certain of the Group’s post-retirement benefit plans, chiefly the Group’s UK pension plan.

Core earnings per share in the fourth quarter were up 12 percent to $1.61.  This was higher than the increase in Core operating profit, and reflects the benefit from the lower number of shares outstanding as a result of net share repurchases, a lower tax rate and lower net finance expense compared with last year.  Reported earnings per share in the fourth quarter were $1.16, a 5 percent decline, reflecting the impact of the prior period gain that affected reported operating profit noted above.

Full Year

Revenue for the full year of $33,591 million was down 2 percent at CER but was up 1 percent on an actual basis as the result of the favourable impact of exchange rate movements. Revenue performance for the full year was impacted by government pricing interventions and generic competition, which combined to reduce revenue by some $3 billion. Revenue in the US was down 2 percent, as was revenue in markets outside the US.  Revenue in Western Europe was down 11 percent, with mid-single digit declines in both volume and price.  In Established Rest of World markets, revenue was up 4 percent.  Revenue in Emerging Markets was up 10 percent for the full year.

Core operating profit was $13,167 million for the full year, down 4 percent, a decline larger than the decline in revenue, largely due to the higher intangible impairments charged to Core R&D expense in the fourth quarter this year.  The increase in R&D expense, together with lower Core other income, combined to more than offset the benefits from lower Core SG&A expense and a higher gross margin. Reported operating profit was up 10 percent, including the Astra Tech gain in the third quarter 2011.

Core earnings per share were up 7 percent to $7.28, which reflects the net adjustments to tax provisions previously disclosed and the benefit from share repurchases.  Reported earnings per share were up 29 percent to $7.33, which includes the $1.08 non-taxable gain on the sale of Astra Tech.

Enhancing Productivity

AstraZeneca is a focused, integrated, innovation-driven, global biopharmaceutical business.  The Company believes that successful execution of this strategy will deliver innovative medicines that can earn attractive returns for shareholders, although pressures on industry returns continue to mount.  The drivers for long term growth in demand are in place: significant unmet medical need, growing and ageing populations and the desire for better access to healthcare in Emerging Markets that is being enabled by the engine of continued economic growth.  However, these same forces are straining governments and private sector payer’s ability to cope with healthcare costs that continue to rise faster than GDP, a trend that is exacerbated by the ongoing global economic turmoil.  The result is continued pressure to lower prices and control utilisation for pharmaceutical products.  At the same time, the industry’s costs of research and development are rising, whilst the probability of success for bringing a product from pre-clinical testing to regulatory approval and launch is declining.

AstraZeneca continues to respond to this strategic imperative to increase innovation and improve returns on investment in R&D.  Improving returns on investment demands concerted, enterprise-wide action.  Aside from lowering the costs, shortening cycle times and improving the rate of output from the investment in R&D, equal attention must be paid to increasing the cash flows from the returns period of the life cycle.  These include driving peak revenue contribution through effective commercialisation on a global basis, innovating new and more cost effective ways to serve customers, reducing non-customer facing central support costs and driving efficiency in the supply chain.

Since 2007, AstraZeneca has undertaken significant efforts to restructure and reshape its business to improve long-term competitiveness.

The first phase is complete.  It comprised a total of restructuring costs of $2.5 billion taken in the 2007-09 period, and delivered $2.4 billion in annual benefits by the end of 2010, with a gross headcount reduction of 12,600.

The second phase, which featured a significant change programme in the Research and Development function, commenced in 2010.  The restructuring actions for this phase of the programme were completed in 2011.  Of a total programme cost of $2.1 billion, restructuring charges of $1.2 billion were taken in 2010, with a further $0.9 billion charged in 2011.  Total annual benefits of $1.9 billion will be delivered by the end of 2014, of which $1.0 billion have been achieved by the end of 2011.  Gross headcount reductions associated with this second phase will be around 9,000.

Both restructuring programmes have delivered their targeted benefits. The Company has invested some of these savings to drive future growth and value, such as Emerging Markets commercial infrastructure and expansion of our research capabilities in Biologics, all whilst significantly improving Core Pre-R&D and operating margins over the period.

Today the Company announces the start of a new set of restructuring initiatives to further reduce costs and increase flexibility in all functional areas, whilst continuing to drive innovation and externalisation of the R&D portfolio to create future value.  When completed, programmes in the supply chain, SG&A and R&D will deliver a further $1.6 billion in annual benefits by the end of 2014.  Total programme costs are estimated to be $2.1 billion (approx $1.7 billion in cash costs) of which $261 million were charged in the fourth quarter 2011.  The total number of positions expected to be impacted for this phase is estimated to be approximately 7,300.

Final estimates for programme costs, benefits and headcount impact in all functions are subject to completion of the requisite consultation processes in the various areas.  Our priority in the coming weeks will be to work with our affected employees on the proposed changes, acting in accordance with relevant local consultation requirements and labour laws.

Outlook 2010-2014

It is recognised that the coming years will be challenging for the industry and for the Company, as its revenue base transitions through a period of exclusivity losses and new product launches.  In the belief that it would be helpful for investors to understand the Company’s high level planning assumptions for revenue evolution, margins, cash flow and business reinvestment that will guide its management of the business, in January 2010 the Company presented its planning outlook for the period 2010 to 2014.  This outlook was reaffirmed in January 2011, and, most recently, in January 2012.

For this period, the Company has made certain assumptions for the industry environment.  The Company continues to assume that the global biopharmaceutical industry can grow at least in line with real GDP over the planning horizon.  Downward pressures on revenue from government interventions in the marketplace have intensified in 2011, but have not as yet constituted a sustained “step-change” in trend.  The assumptions for revenue, margins and cash flow also assumed no material mergers, acquisitions or disposals for the Company.  In fact, the Company divested its Astra Tech business in 2011, with a consequent reduction in its revenue base of around $600 million (annualising the first half 2011 run rate).  Plans assume no premature loss of exclusivity for key AstraZeneca products.  It was also assumed that exchange rates for our principal currencies will not differ materially from the average rates that prevailed during January 2010.  Since then, the euro has weakened significantly against the US dollar.  Despite this drift from the base case assumptions, the Company reaffirms that it continues to plan on the basis that revenue will be in the range of $28 billion to $34 billion per annum over the 2010-14 period, although based on the evolution of these assumptions the centre of gravity for revenue for the remainder of the period is likely to be the lower half of the range.  We continue to expect double-digit revenue growth in Emerging Markets.

Pipeline estimates are dynamic, as they fluctuate based on news flow from data generated during the development programme, regulatory actions and competitive developments in the market. Based on the latest assessment, including the recent disappointing news related to the Complete Response Letter for dapagliflozin in the US, we have lowered our risk adjusted view of the potential revenue contribution from the recently launched and pipeline products to between $2 billion and $4 billion.

Based on continued productivity improvements (including successful completion of restructuring initiatives), the planning assumption remains that Core operating margin, before investment in research and development (Core Pre-R&D operating margin) will be in the range of 48 to 54 percent of revenue. These levels of revenue and margins would generate the requisite operating cash flow over the planning period to support the reinvestment needs of the business, debt service obligations and shareholder distributions.  Over the planning period, the Company expects that between 40 and 50 percent of its pre-R&D post tax cash flows will be reinvested in internal and external R&D and capital investments to drive future value and growth.

2012 Guidance

Revenue in 2012 will continue to be adversely affected by government interventions on pricing, and ongoing generic competition, including the anticipated loss of market exclusivity for Seroquel IR and Atacand in global markets, as well as for Crestor in Canada.  The Company anticipates a constant currency revenue decline for 2012 in the low double-digit range.  Core Pre-R&D operating margin is expected to be below 2011, but remain in the upper half of our planning range of 48 to 54 percent of revenue.  Based on the January 2012 average exchange rates for our principal currencies, the target for Core earnings per share is in the range of $6.00 to $6.30.

This target takes no account of the likelihood that average exchange rates for the remainder of 2012 may differ materially from the January 2012 average rates upon which our earnings guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar is provided in conjunction with this Full Year 2011 results announcement, and can be found on the AstraZeneca website, www.astrazeneca.com/investors and http://info.astrazenecaevents.com.

Dividends and Share Repurchases

The Board has recommended a 5 percent increase in the second interim dividend to $1.95 (123.6 pence, 13.21 SEK) to be paid on 19 March 2012.  This brings the full year dividend to $2.80 (175.5 pence, 18.54 SEK), an increase of 10 percent.

This dividend increase is consistent with the progressive dividend policy the Board adopted and announced in conjunction with the Full Year 2009 results, by which the Board intends to maintain or grow the dividend each year.  In adopting this policy, the Board recognised that some earnings fluctuations are to be expected as the Company’s revenue base transitions through this period of exclusivity losses and new product launches.  The Board’s view is that the annual dividend will not just reflect the financial performance of a single year taken in isolation, but reflect its view of the earnings prospects for the Group over the entirety of the investment cycle.  As a result, dividend cover may vary during the period, but with the target of an average dividend cover of 2 times (ie, a payout ratio of 50 percent), based on reported earnings (before restructuring costs).

In setting the distribution policy and the overall financial strategy, the Board’s aim is to continue to strike a balance between the interests of the business, our financial creditors and our shareholders. After providing for business investment, funding the progressive dividend policy and meeting our debt service obligations, the Board will keep under review the opportunity to return cash in excess of these requirements to shareholders through periodic share repurchases.

The Company completed net share repurchases of $5,606 million in 2011, augmenting the share repurchase programme with proceeds from the sale of Astra Tech.  The Group re-purchased 127.4 million shares for a total of $6,015 million, whilst 10.7 million shares were issued in consideration of share option exercises for a total of $409 million. The total number of shares in issue at 31 December 2011 was 1,292 million.

Subject to market conditions and business needs, the Board has announced that the Company intends to complete net share repurchases in the amount of $4.5 billion during 2012.

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline is presented in conjunction with this Full Year 2011 results announcement, and is available on the Company’s website.

The AstraZeneca pipeline now includes 86 projects, of which 79 projects are in the clinical phase of development and a further 7 are either approved or launched.  There are 9 new molecular entity (NME) projects currently in late stage development, either in Phase III or under regulatory review.  During 2011, across the clinical portfolio, 25 projects have successfully progressed to their next phase (including 5 projects entering first human testing); 21 projects have been withdrawn.

There were important regulatory approvals of NMEs in markets throughout the world in 2011.  Brilinta is now approved in 64 countries including the US in July and Russia in December.  KOMBOGLYZE™ was approved in the European Union in November 2011.  US regulatory approval was received for Caprelsa in April 2011.  Axanum received positive agreement for approval in 23 EU member states and Norway in August 2011.

Three important life-cycle management approvals were received in Japan: first regulatory approvals for Nexium and Faslodex, and a new first-line treatment indication for Iressa.

Pipeline developments since the third quarter update include:

Dapagliflozin

On 19 January 2012, AstraZeneca and Bristol-Myers Squibb announced that the US Food and Drug Administration (FDA) has issued a Complete Response Letter (CRL) regarding the New Drug Application (NDA) for investigational compound dapagliflozin for the treatment of type 2 diabetes in adults.

The CRL requests additional clinical data to allow a better assessment of the benefit-risk profile for dapagliflozin. This includes clinical trial data from ongoing studies and may require information from new clinical trials. AstraZeneca and Bristol-Myers Squibb will work closely with the FDA to determine the appropriate next steps for the dapagliflozin application and are in ongoing discussions with health authorities in Europe and other countries as part of the application procedures.

Brilinta/Brilique

Brilinta/Brilique (ticagrelor) has now been approved in 64 countries.  Whilst launches have occurred in 37 markets, factoring in the time for securing reimbursement, formulary approval and protocol adoption, full patient access to Brilinta is limited to an estimated 12 percent of the incident Acute Coronary Syndrome (ACS) market at this juncture.

Recently published treatment guidelines in the US and in Europe recognise the value of Brilinta, as established in the PLATO study.  Where reimbursement has been achieved, prices also reflect this strong value proposition.

On 15 December 2011, AstraZeneca announced that the German assessment body, the Federal Joint Committee (G-BA), issued its final decision regarding the medical benefit of Brilique.  This positive decision is in line with the preliminary assessment published by the Institute for Quality and Efficiency in Healthcare (IQWiG) in October, with the addition of a new ST-Elevation Myocardial Infarction/Percutaneous Coronary Intervention (STEMI/PCI) sub-group for patients over 75 years or patients with prior stroke or transient ischemic attack (TIA).

The G-BA announced its final assessment of Brilique as follows:
•	“Important additional benefit” (rating of 2) for Non ST-Elevation Myocardial Infarction/Unstable Angina (NSTEMI/UA); comparator: clopidogrel + aspirin
•	“Additional benefit but not quantifiable” (rating of 4) for STEMI/PCI patients over 75 years or those patients with prior stroke or TIA; comparator: prasugrel + aspirin
•	“No additional benefit proven” (rating of 5) for the three following STEMI patient sub-populations:
o	STEMI/PCI (separate from the above); comparator: prasugrel + aspirin
o	STEMI/CABG (ST-Elevation Myocardial Infarction Coronary Artery Bypass Graft); comparator: aspirin monotherapy
o	STEMI Medically Managed; comparator: clopidogrel + aspirin

In the PLATO study Brilique demonstrated superior efficacy versus clopidogrel across a broad spectrum of ACS patients, including both NSTEMI/UA and STEMI. The G-BA’s final assessment acknowledges the additional benefit that Brilique provides approximately 80 percent of the ACS patient population in Germany.

This outcome represents the first decision by the G-BA under AMNOG (Arzneimittelmarkt-Neuordnungsgesetz), the new law that became effective on 1 January 2011 for the mandatory pricing assessment for newly introduced drugs in the German healthcare system.   Brilique is the first product to be evaluated under this process.

While the G-BA decision informs pricing negotiations, it is important to note that Brilique will remain reimbursed in Germany for the full ACS patient population.

AstraZeneca began pricing discussions in January 2012 with the GKV-SV, the Federal Association of Statutory Health Insurance Funds.

In January 2012, the French Transparency Commission (FTC) provided its final assessment regarding the medical benefit for Brilique.  The assessment included a Service Medical Rendu (SMR) level of “important”, a designation that Brilique will be reimbursed, and an Amelioration du Service Medical Rendu (ASMR) rating of 4, a designation of “minor improvement in efficacy and/or reduction in side effects” (and was granted a recommendation to be listed).

AstraZeneca has begun pricing discussions with the Comité Economique des Produits de Santé (CEPS) and hopes to reach an agreement that ensures ACS patients in France have access to this innovative medicine, at a price that the Company believes should reflect the cardiovascular mortality benefit compared with clopidogrel as demonstrated in the PLATO study.

KOMBOGLYZE™

On 29 November 2011, AstraZeneca and Bristol-Myers Squibb Company announced that the European Commission has granted marketing authorisation for KOMBOGLYZE™ (saxagliptin and metformin HCl immediate-release fixed dose combination) that will cover the 27 Member States of the European Union.

The indication for KOMBOGLYZE™ is as an adjunct to diet and exercise to improve glycaemic control in adult patients aged 18 years and older with Type 2 diabetes mellitus inadequately controlled on their maximally tolerated dose of metformin alone or those already being treated with the combination of saxagliptin and metformin as separate tablets.

KOMBOGLYZE™ combines saxagliptin (ONGLYZA™), a DPP-4 inhibitor, and metformin immediate-release (metformin IR), a biguanide, in one convenient tablet for the treatment of Type 2 diabetes. The approval of KOMBOGLYZE™ is based on a saxagliptin development programme that involved 4,326 patients, including 2,158 individuals receiving saxagliptin plus metformin. In the development programme, saxagliptin and metformin were administered as separate components. The bioequivalence of KOMBOGLYZE™ to co-administered saxagliptin and metformin was demonstrated in additional studies.

Caprelsa

On 18 November 2011, the Company announced that the Marketing Authorisation Application for Caprelsa (vandetanib) received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) for the treatment of aggressive and symptomatic medullary thyroid cancer (MTC) in patients with unresectable locally advanced or metastatic disease. The proposed indication also states that for patients in whom Rearranged during Transfection (RET) mutation is not known or is negative, a possible lower benefit should be taken into account before individual treatment decisions.

Clinical data show that patients benefit from treatment with Caprelsa regardless of their RET status. In line with the CHMP’s requirement, AstraZeneca will conduct a further study to generate additional data to confirm the benefits in patients who are RET negative.

The opinion was reached after the CHMP reviewed data from the Phase III Caprelsa clinical trial programme, including the ZETA study. This study, a double-blind trial of 331 patients with advanced MTC that has progressed and spread to other parts of the body, showed a 54 per cent reduction in risk for disease progression compared to placebo.

The CHMP positive opinion for Caprelsa will now be reviewed by the European Commission, which has the authority to approve medicines for use in the European Union. Caprelsa was approved by the US Food and Drug Administration in April 2011 and is also under review in Canada and Switzerland.

TC-5214

On 20 December 2011, the Company announced that the second of four Phase III efficacy and tolerability studies of TC-5214 as an adjunct therapy to an antidepressant in patients with major depressive disorder who do not respond adequately to initial antidepressant treatment, did not meet its primary end point. The target measure was change in the Montgomery-Asberg Depression Rating Scale total score after eight weeks of treatment with TC-5214 as compared to placebo. TC-5214 was overall well tolerated in RENAISSANCE 2 and showed an adverse event profile generally consistent with prior clinical trials of TC-5214. Analyses of the full data set from the RENAISSANCE 2 are ongoing.

These results followed the recent announcement of top-line results of the RENAISSANCE flexible dose trial study 3, which also did not meet its primary endpoint.

AstraZeneca will continue with the development of the two remaining fixed dose Phase III RENAISSANCE efficacy and tolerability studies and one long-term safety study.  Based on a re-assessment of the probability of success for the remaining studies, an intangible asset impairment charge of $150 million was taken in the fourth quarter 2011, which is a further refinement to the initial estimate in December.  The value of the remaining intangible asset held in relation to TC-5214 amounts to $50 million.

Regulatory filing targets for TC-5214 will be reviewed following full results of the remaining studies which are expected in the first half of 2012. A potential NDA filing in the US is planned for the second half of 2012, with an EU Marketing Authorisation Application targeted for 2015.

Olaparib

On 20 December 2011, AstraZeneca announced that its investigational compound olaparib will not progress into Phase III development for the maintenance treatment of serous ovarian cancer.

The decision to discontinue olaparib’s development in serous ovarian cancer was made following a review of an interim analysis of a Phase II study (study 19) which indicated that the previously reported progression free survival benefit is unlikely to translate into an overall survival benefit, the definitive measure of patient benefit in ovarian cancer. In addition, attempts to identify a suitable tablet dose for use in Phase III studies have not been successful. No new safety concerns were identified for patients.

As a result of the termination of further development of olaparib in serous ovarian cancer, the Company took a pre-tax impairment charge of $285 million in the fourth quarter 2011.

Crestor

On 15 November 2011, AstraZeneca announced full results from the SATURN (Study of Coronary Atheroma by InTravascular Ultrasound: Effect of Rosuvastatin Versus AtorvastatiN) study, which demonstrated that aggressive treatment with a statin can lower LDL-C (“bad” cholesterol) to an average of 70 mg/dL or less, increase HDL-C ("good" cholesterol) to an average of approximately 50 mg/dL, and reduce plaque in the arteries of the heart. These data were presented at the American Heart Association Annual Scientific Sessions in Orlando, Florida, and simultaneously published in the New England Journal of Medicine.

Treatment with Crestor (rosuvastatin) or atorvastatin for two years resulted in statistically significant regression in the primary efficacy measure, change from baseline in percent atheroma volume (PAV) in a ≥40 mm segment of the targeted coronary artery as assessed by intravascular ultrasound (IVUS). Crestor 40mg demonstrated a numerically greater reduction versus atorvastatin 80mg, but the difference between the two did not reach statistical significance (-1.22% vs. -0.99%; p=0.17).

For the secondary efficacy measure of normalised total atheroma volume (TAV), Crestor demonstrated a statistically significant reduction compared with atorvastatin (-6.39 mm3 vs. -4.42 mm3; p=0.01).

SATURN also demonstrated statistically significant differences between Crestor and atorvastatin in a pre-specified analysis of lipid parameters.

•	Crestor resulted in significantly lower LDL-C levels compared to atorvastatin (62.6 vs. 70.2 mg/dL; p<0.001)
•	Significantly more patients taking Crestor achieved an LDL-C <70 mg/dL than those taking atorvastatin (72.1% vs. 56.1%; p<0.001)
•	Crestor resulted in significantly higher HDL-C levels compared to atorvastatin (50.4 vs. 48.6 mg/dL; p=0.01)
•	Crestor resulted in significantly lower total cholesterol levels compared to atorvastatin (139.4 vs. 144.1 mg/dL; p<0.006)

The safety and tolerability of both statins used in SATURN were in line with previous studies.

Ceftazidime/avibactam (CAZ-AVI)

AstraZeneca and Forest Laboratories, Inc. have now initiated a Phase III programme for ceftazidime/avibactam (CAZ-AVI) to investigate efficacy in treating hospitalised patients with serious Gram-negative bacterial infections including Complicated Intra-Abdominal Infections (cIAI) and Complicated Urinary Tract Infections (cUTI). CAZ-AVI combines a broad-spectrum cephalosporin (ceftazidime) and a novel beta-lactamase inhibitor (avibactam, formerly NXL104) to overcome antibiotic-resistance and treat the increasing number of infections resistant to existing therapies.

This study programme is designed to support global regulatory filings planned for 2014, and will include five Phase III trials designed to demonstrate that CAZ-AVI is an effective and well tolerated treatment for patients with cIAI and cUTI including those patients with infections that may be resistant to currently available antibiotics.

As part of the collaboration, development costs of the treatment will be shared between AstraZeneca and Forest. Forest will have the rights to commercialise CAZ-AVI in North America while AstraZeneca will have rights to commercialise CAZ-AVI in the rest of the world.

Revenue

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal
	Fourth Quarter		CER %	Full Year		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Nexium	1,067	1,231	-13	4,429	4,969	-12
Losec/Prilosec	248	243	-2	946	986	-11
Total	1,364	1,500	-9	5,536	6,088	-11

•
In the US, Nexium sales in the fourth quarter were $614 million, down 8 percent compared with the fourth quarter last year.  Dispensed retail tablet volume decreased by around 8.5 percent.  A low single digit decline in average selling prices was largely due to the impact of US healthcare reform measures.

•	Nexium sales in the US for the full year were down 11 percent to $2,397 million.
•
Nexium sales in other markets in the fourth quarter were down 18 percent to $453 million. Sales in Western Europe were down 50 percent, largely the result of generic competition, with France accounting for more than half of the decline.  Sales in Established Rest of World were up 5 percent, as the launch in Japan more than offset the impact of generic competition in Canada.  Sales in Emerging Markets increased by 24 percent.

•	Nexium sales in other markets were down 13 percent for the full year to $2,032 million.
•	Prilosec sales in the US were down 21 percent for the full year to $38 million.
•	Sales of Losec in the Rest of World were down 2 percent in the fourth quarter. Losec sales in the Rest of World were down 10 percent for the full year to $908 million.

Cardiovascular
	Fourth Quarter		CER %	Full Year		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Crestor	1,771	1,587	+11	6,622	5,691	+13
Atacand	346	375	-6	1,450	1,483	-6
Seloken /Toprol-XL	236	253	-5	986	1,210	-20
Plendil	60	63	-8	256	255	-4
Zestril	35	40	-13	144	157	-11
ONGLYZATM	71	32	+122	211	69	+206
Brilinta/Brilique	5	-	n/m	21	-	n/m
Total	2,654	2,487	+7	10,212	9,403	+5

•
In the US, Crestor sales in the fourth quarter were up 12 percent to $843 million.  Crestor total prescriptions increased by 4 percent whilst the overall statin market was flat.  Generic atorvastatin became available in the US market at the end of November 2011.  Based on the limited data available so far, average total prescriptions volumes for Crestor in the weeks following the generic availability of atorvastatin are broadly in line with volumes before the launch.

•	US sales for Crestor for the full year increased by 16 percent to $3,074 million.
•
Crestor sales in the Rest of World were up 10 percent to $928 million in the fourth quarter.  Volume growth for Crestor in these markets continues to significantly exceed the growth in the overall statin market.  Sales in Western Europe were up 5 percent, largely on double-digit growth in France and Spain.  Sales in Established Rest of World were up 15 percent, with Japan accounting for half of the increase.  Sales in Emerging Markets were up 8 percent, where good growth in China was partially offset by generic erosion in Brazil.

•	Crestor sales in the Rest of World were up 10 percent to $3,548 million for the full year.
•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, decreased by 25 percent in the fourth quarter to $89 million on declining prescription volume and lower prices.  An additional generic product received regulatory approval in December 2011.

•	Toprol-XL franchise sales in the US for the full year were down 41 percent to $404 million.

•	Sales of Seloken in other markets were up 12 percent in the fourth quarter to $147 million. Sales were up 8 percent for the full year to $582 million, on a 15 percent increase in Emerging Markets.
•
US sales of Atacand were down 14 percent in the fourth quarter and were down 16 percent for the full year.  Atacand sales in Rest of World were down 5 percent in the fourth quarter and 4 percent for the full year.

•
Alliance revenue from the ONGLYZATM collaboration with Bristol-Myers Squibb totalled $71 million in the fourth quarter and $211 million for the full year.  Alliance revenue in the US was $53 million in the fourth quarter and $156 million for the full year.  Prescriptions for DPP4 products increased by more than 25 percent in the US in 2011.  Over the course of the year, ONGLYZATM share of DPP4 prescriptions increased by 1.8 percentage points, whilst KOMBIGLYZE XRTM added a further 4.7 percentage points to franchise share during its first year on the market.  Combined franchise share reached 16.5 percent in December 2011.

•
Brilinta/Brilique sales for the full year were $21 million, which reflects the fact that, based on the attainment of reimbursement, formulary acceptance and protocol adoption achieved so far, the Company estimates the product is available to only around 12 percent of incident ACS patients.  Where formulary and protocol adoption has been achieved, the early results are encouraging.  For example, the Company’s latest market research in Germany indicates that, in target hospitals where Brilique is on protocol, treatment with Brilique is being initiated in 31 percent of new ACS patients, second only to clopidogrel.

Respiratory and Inflammation
	Fourth Quarter		CER %	Full Year		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Symbicort	839	741	+13	3,148	2,746	+11
Pulmicort	223	233	-4	892	872	-
Rhinocort	50	52	-2	212	227	-9
Oxis	14	15	-7	56	63	-16
Accolate	5	7	-29	22	57	-63
Total	1,166	1,086	+7	4,468	4,099	+6

•
Symbicort sales in the US were $242 million in the fourth quarter, a 26 percent increase over last year.  Total prescriptions for Symbicort were up 9 percent over the fourth quarter last year, compared with a 2 percent decline for the fixed combination product class.  As a result, market share for Symbicort increased by 2.2 percentage points during the year, despite the launch of a new entrant, with share of total prescriptions reaching 20.3 percent in December 2011.  Market share for patients newly starting combination therapy is 26 percent.

•	US sales of Symbicort for the full year were $846 million, an increase of 17 percent.
•
Symbicort sales in other markets in the fourth quarter were $597 million, 9 percent ahead of the fourth quarter last year, fuelled by strong growth in Japan (up 56 percent) and in Emerging Markets (up 19 percent).

•	Symbicort sales in the Rest of World for the full year were up 9 percent to $2,302 million.
•	US sales of Pulmicort in the fourth quarter were down 10 percent to $61 million, where the brand share for budesonide inhaled suspension (BIS) has fallen to 11.5 percent.
•	US sales of Pulmicort for the full year were down 9 percent to $279 million.
•	Sales of Pulmicort in the Rest of World for the full year were up 4 percent to $613 million.

Oncology
	Fourth Quarter		CER %	Full Year		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Arimidex	166	278	-42	756	1,512	-53
Zoladex	298	302	-1	1,179	1,115	+3
Casodex	142	148	-9	550	579	-12
Iressa	149	115	+25	554	393	+32
Faslodex	149	111	+35	546	345	+55
Nolvadex	27	25	-	99	89	+3
Caprelsa	4	-	n/m	8	-	n/m
Total	939	982	-6	3,705	4,045	-12

•
In the US, sales of Arimidex were down 77 percent in the fourth quarter to $5 million.  Sales for the full year were down 91 percent to $42 million.  Generics now account for 97 percent of anastrozole prescriptions in the US.

•
Arimidex sales in other markets were down 39 percent in the fourth quarter to $161 million.  Market exclusivity in many of these markets expired in February 2011.  For the full year, sales were down 34 percent to $714 million.

•
Casodex sales in the fourth quarter were down 9 percent to $142 million, reflecting revenue in the Rest of World offset by $5 million in product returns in the US, where the market is now virtually all generic. Sales in Japan, which accounted for more than 70 percent of product sales worldwide, were up 1 percent.

•	For the full year, Casodex sales in the Rest of World were down 8 percent to $556 million.
•
Iressa sales increased by 25 percent to $149 million in the fourth quarter, with strong growth in Western Europe and Emerging Markets each accounting for about half of the sales increase.  Iressa sales increased by 32 percent to $554 million for the full year.

•
Faslodex sales for the full year in the US were up 71 percent to $264 million.  Sales in the Rest of World reached $282 million, an increase of 42 percent.  Adoption of the new 500mg dosage regime is fuelling this growth.

Neuroscience
	Fourth Quarter		CER %	Full Year		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Seroquel	1,546	1,340	+15	5,828	5,302	+8
Seroquel IR	1,148	1,024	+12	4,338	4,148	+3
Seroquel XR	398	316	+27	1,490	1,154	+27
Zomig	101	110	-9	413	428	-7
Vimovo	14	-	n/m	34	5	n/m
Total	1,883	1,706	+10	7,204	6,704	+5

•
In the US, Seroquel franchise sales were up 20 percent to $1,124 million in the fourth quarter.  Sales of Seroquel IR were $910 million, up 18 percent with the positive impact from pricing and some inventory movement more than offsetting lower prescription demand.  Sales of Seroquel XR were up 31 percent to $214 million.  Seroquel XR accounted for 17.6 percent of total prescriptions and 19 percent of revenue for the franchise in the fourth quarter in the US.  Total prescriptions for the US antipsychotic market were flat in the fourth quarter.  Total prescriptions for Seroquel XR were up 8 percent, whilst prescriptions for Seroquel IR were down 6 percent compared with the fourth quarter last year.

•	US sales of Seroquel for the full year were $4,123 million, 10 percent ahead of last year. US sales for Seroquel XR were up 22 percent to $779 million.
•
Seroquel franchise sales in the Rest of World were $422 million in the fourth quarter, a 3 percent increase.  Sales of Seroquel XR increased by 22 percent, and now account for 43.6 percent of franchise sales outside the US.  Seroquel franchise sales were up 3 percent in Western Europe on a 19 percent increase for Seroquel XR. Franchise sales in Established Rest of World were up 19 percent, but this is largely the result of the phasing of shipments in Japan.  Seroquel franchise sales in Emerging Markets were down 6 percent, where a 37 percent increase for Seroquel XR was more than offset by declines for Seroquel IR in Brazil following loss of exclusivity.

•	For the full year, Seroquel sales in the Rest of World increased by 4 percent to $1,705 million. Sales of Seroquel XR were up 32 percent to $711 million.

•	For the full year, US sales of Vimovo were $21 million; sales in the Rest of World were $13 million.

Infection and Other
	Fourth Quarter		CER %	Full Year		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
Synagis	411	397	+4	975	1,038	-6
Merrem	114	183	-35	583	817	-30
FluMist	34	51	-33	161	174	-7
Non seasonal flu vaccine	-	-	-	7	39	-82
Total	595	656	-9	1,856	2,176	-15

•
In the US, sales of Synagis in the fourth quarter were down 5 percent to $261 million.  US sales for the full year were down 12 percent to $570 million.  Outside the US, Synagis sales in the fourth quarter were up 24 percent to $150 million, reflecting the quarterly phasing of shipments to Abbott, our international distributor.  For the full year, sales in Rest of World were up 3 percent to $405 million.

•	FluMist sales for the full year were $161 million, a 7 percent decline versus last year.
•	Sales of Merrem were down 35 percent in the fourth quarter as a result of generic competition in the US and Western Europe. Sales for the full year were down 30 percent.

Geographic Sales
	Fourth Quarter		CER %	Full Year		CER %
	2011 $m	2010 $m		2011 $m	2010 $m
US	3,643	3,454	+5	13,426	13,727	-2
Western Europe	2,005	2,347	-15	8,501	9,168	-11
Established ROW*	1,600	1,475	+3	5,901	5,176	+4
Emerging ROW	1,408	1,341	+10	5,763	5,198	+10

*	Established ROW comprises Canada, Japan, Australia and New Zealand.

•
In the US, revenue was down 2 percent for the full year.  The pricing impact from US healthcare reform measures lowered revenue by around 3.3 percent.  Good growth for Crestor, the Seroquel franchise, Symbicort and ONGLYZATM broadly offset the impact of generic competition for Arimidex, Toprol-XL and Merrem, and declines in Nexium.

•
Revenue in Western Europe was down 11 percent for the full year on mid-single digit declines in both volume and price.  Revenue of nearly $1 billion was lost to generic competition, chiefly Nexium, Arimidex and Merrem.  Revenue growth was provided by Seroquel XR, Iressa, Faslodex, Crestor and ONGLYZATM.

•
Revenue in the Established Rest of World segment was up 4 percent for the full year.  In Japan, the launch of Nexium and continued growth for Symbicort and Crestor led to a 6 percent increase in revenue.  Revenue in Canada was up 1 percent, as growth for Crestor was able to more than offset the impact of generic competition for Nexium and Atacand.  Revenue in Other Established ROW was up 4 percent, largely on growth for Crestor.

•
Revenue in Emerging Markets was up 10 percent in the fourth quarter and the full year.  Full year revenue grew in the mid to high teens in China, Russia, and the Middle East/North Africa region.  Revenue in Brazil was down as a result of generic competition for Crestor and Seroquel IR.

Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  These measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group’s underlying financial performance of our ongoing businesses and the key business drivers thereto.  Core financial measures are adjusted to exclude certain  items, such as charges and provisions related to our global restructuring programmes, amortisation and impairment of the significant intangibles relating to our acquisition of MedImmune Inc. in 2007 and our current and future exit arrangements with Merck in the US, and other specified items.  More detail on the nature of each of these measures is given on page 80 of our Annual Report and Form 20-F Information 2010.

Fourth Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2011	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions/ Other	Core 2011	Core 2010	Actual %	CER %
Revenue	8,656	-	-	-	-	8,656	8,617	-	-
Cost of Sales	(1,612)	36	-	-	-	(1,576)	(1,725)
Gross Profit	7,044	36	-	-	-	7,080	6,892	3	1
% sales	81.4%					81.8%	80.0%	+1.8	+0.9
Distribution	(85)	-	-	-	-	(85)	(87)	(2)	(1)
% sales	1.0%					1.0%	1.0%	-	-
R&D	(1,867)	175	-	-	-	(1,692)	(1,294)	31	31
% sales	21.6%					19.5%	15.0%	-4.5	-4.6
SG&A	(3,141)	448	117	-	30	(2,546)	(2,878)	(12)	(12)
% sales	36.3%					29.5%	33.5%	+4.0	+3.9
Other Income	216	-	17	-	-	233	232	-	-
% sales	2.5%					2.7%	2.7%	-	-
Operating Profit	2,167	659	134*	-	30	2,990	2,865	4	1
% sales	25.0%					34.5%	33.2%	+1.3	+0.2
Net Finance Expense	(115)	-	-	-	-	(115)	(128)
Profit before Tax	2,052	659	134	-	30	2,875	2,737	5	1
Taxation	(559)	(174)	(25)	-	(8)	(766)	(769)
Profit after Tax	1,493	485	109	-	22	2,109	1,968	7	3
Non-controlling Interests	(7)	-	-	-	-	(7)	(11)
Net Profit	1,486	485	109	-	22	2,102	1,957	7	4
Weighted Average Shares	1,312	1,312	1,312	1,312	1,312	1,312	1,418
Earnings per Share	1.16	0.36	0.08	-	0.01	1.61	1.39	16	12

*
Of the $134 million amortisation adjustment, $93 million is related to MedImmune, with a corresponding tax adjustment of $25 million; Merck related amortisation was $41 million, which carries no tax adjustment.

Revenue was flat in the fourth quarter at $8,656 million.

Core gross margin of 81.8 percent was 0.9 percentage points higher than last year, largely the result of favourable revenue mix and the impact of the disposal of Astra Tech.

Core SG&A costs of $2,546 million were 12 percent lower than last year. Lower DTC and other advertising costs, as well as the divestment of Astra Tech, more than offset the continued investment in Emerging Markets.

Core Pre-R&D operating margin was 54.0 percent, 3.5 percentage points higher than last year as a result of the higher gross margin and lower SG&A costs.

Core R&D costs of $1,692 million were 31 percent higher than last year due to intangible impairments for olaparib and TC-5214, combined with higher project costs for products such as TC-5214 and NKTR-118.

Core other income of $233 million was flat in the fourth quarter with the reduction in Entocort income offset by higher royalties on sales of Teva’s generic version of Pulmicort Respules.

Core operating profit was $2,990 million, up 1 percent at CER or up 4 percent on an actual basis. Core operating margin increased by 0.2 percentage points compared with last year, with the increase in R&D costs more than offset by the higher gross margin and lower SG&A costs.

Core earnings per share in the fourth quarter were up 12 percent to $1.61 with the increase in operating profit enhanced by lower net interest, a lower tax rate and the benefit of a lower average number of shares outstanding.

Reported operating profit was down 14 percent to $2,167 million as a result of the positive impact in the previous year arising from changes made to benefits under certain of the Group’s post-retirement benefit plans, chiefly the Group’s UK pension plan. Reported earnings per share were down 5 percent in CER terms as the operating profit impact was partially offset by lower tax and a lower average number of shares outstanding.

Full Year

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2011	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions/ Other	Core 2011	Core 2010	Actual %	CER %
Revenue	33,591	-	-	-	-	33,591	33,269	1	(2)
Cost of Sales	(6,026)	54	-	-	-	(5,972)	(6,245)
Gross Profit	27,565	54	-	-	-	27,619	27,024	2	-
% sales	82.1%					82.2%	81.2%	+1.0	+1.3
Distribution	(346)	-	-	-	-	(346)	(335)	3	(1)
% sales	1.0%					1.0%	1.0%	-	-
R&D	(5,523)	468	-	22	-	(5,033)	(4,219)	19	15
% sales	16.5%					15.0%	12.7%	-2.3	-2.2
SG&A	(11,161)	639	469	-	135	(9,918)	(9,777)	1	(2)
% sales	33.2%					29.5%	29.4%	-0.1	-0.1
Other Income	2,260	-	68	-	(1,483)**	845	910	(7)	(8)
% sales	6.7%					2.5%	2.7%	-0.2	-0.2
Operating Profit	12,795	1,161	537*	22	(1,348)	13,167	13,603	(3)	(4)
% sales	38.1%					39.2%	40.8%	-1.6	-1.2
Net Finance Expense	(428)	-	-	-	-	(428)	(517)
Profit before Tax	12,367	1,161	537	22	(1,348)	12,739	13,086	(3)	(4)
Taxation	(2,351)	(306)	(98)	(6)	(36)	(2,797)	(3,416)
Profit after Tax	10,016	855	439	16	(1,384)	9,942	9,670	3	2
Non-controlling Interests	(33)	-	-	-	-	(33)	(28)
Net Profit	9,983	855	439	16	(1,384)	9,909	9,642	3	2
Weighted Average Shares	1,361	1,361	1,361	1,361	1,361	1,361	1,438
Earnings per Share	7.33	0.63	0.32	0.01	(1.01)	7.28	6.71	9	7

*
Of the $537 million amortisation adjustment, $373 million is related to MedImmune, with a corresponding tax adjustment of $98 million; Merck related amortisation was $164 million, which carries no tax adjustment.

**	Gain on the sale of Astra Tech was $1,483 million, and carries no tax adjustment.

Revenue in 2011 was $33,591 million, down 2 percent.

Core gross margin of 82.2 percent increased 1.3 percentage points. The year on year improvement in the margin was largely due to the impact of the intangible impairment related to lesogaberan in 2010  and the benefit from the settlement with PDL Biopharma Inc., in the first quarter 2011.

Core SG&A costs of $9,918 million were 2 percent lower compared with the previous year. Investment in Emerging Markets and recently launched brands as well as the impact of the US healthcare reform excise tax were more than offset by operational efficiencies across Established Markets.

Core other income of $845 million was 8 percent lower than last year principally as a result of a higher level of disposal gains in the third and fourth quarters last year.

Core Pre-R&D operating margin was 54.2 percent, up 1.0 percentage points, primarily due to the higher gross margin.

Core R&D expense was $5,033 million, 15 percent higher than last year, driven by higher intangible impairments in the fourth quarter and late stage project spend.

Core operating profit was $13,167 million, a decrease of 4 percent. Core operating margin declined by 1.2 percentage points to 39.2 percent as a result of the higher R&D spend and lower other operating income.

Core earnings per share were $7.28, up 7 percent, with the lower operating profit offset by a lower effective tax rate, lower net interest as well as the benefit of a lower average number of shares outstanding.

Reported operating profit was up 10 percent at $12,795 million largely as a result of the impact of the profit on disposal of Astra Tech. Reported earnings per share were up 29 percent with the reported operating profit being enhanced by the lower tax rate and the benefit of a lower average number of shares outstanding.

Finance Income and Expense

Net finance expense was $428 million, against $517 million in 2010.  The lower expense is largely due to reduced interest payable on lower debt balances ($46 million) and a lower net pension interest expense ($55 million) principally due to increased pension assets held by our defined benefit schemes.

Taxation

The effective tax rate for the fourth quarter is 27.2 percent (2010 28.5 percent) and 19.0 percent for the year (2010 26.4 percent).

As previously disclosed, the effective tax rate has benefited from the non-taxable gain on the disposal of Astra Tech and an adjustment in respect of prior periods following the announcement in March that HM Revenue & Customs in the UK and the US Internal Revenue Service agreed the terms of an Advance Pricing Agreement regarding transfer pricing arrangements for AstraZeneca’s US business for the period from 2002 to the end of 2014 and a related valuation matter.  Excluding these benefits, the effective tax rate for the year was 26.4 percent on a reported basis.  This 26.4 percent tax rate is applied to the taxable Core adjustments to operating profit, resulting in a Core effective tax rate for the year of 22.0 percent including the benefit of the APA and related valuation matter settlement.

The full year effective tax rate for 2012 is currently anticipated to be around 24 percent.

Cash Flow

Cash generated from operating activities was $7,821 million in the year to 31 December 2011, compared with $10,680 million in 2010. The decrease of $2,859 million is primarily driven by higher tax payments made this year, including a net amount of $1.1 billion in relation to the Advance Pricing Agreement between the UK and US governments’ tax authorities and the settlement of a related valuation matter, and an increase in working capital.

Net cash outflows from investing activities were $2,022 million in the year compared with an outflow of $2,226 million in 2010. The difference of $204 million is due primarily to the net cash received on the sale of Astra Tech of $1,772 million and $1,070 million lower net externalisation payments, offset by the movement of cash into short-term investments and fixed deposits of $2,618 million, largely in treasury bills.

Cash distributions to shareholders were $9,370 million through net share repurchases of $5,606 million and $3,764 million through the payment of the second interim dividend from 2010, and the first interim dividend from 2011.

Debt and Capital Structure

At 31 December 2011, outstanding gross debt (interest-bearing loans and borrowings) was $9,328 million (2010: $9,222 million). Of the gross debt outstanding at 31 December 2011, $1,990 million is due within one year (2010: $125 million).

Net funds of $2,849 million have decreased by $804 million during the year as a result of the net cash outflow as described above.

Calendar

26 April 2012	Announcement of first quarter 2012 results
26 April 2012	Annual General Meeting
26 July 2012	Announcement of second quarter and half year 2012 results
25 October 2012	Announcement of third quarter and nine months 2012 results

David Brennan
Chief Executive Officer

Media Enquiries:	Esra Erkal-Paler (London)	+44 20 7604 8030
	Abigail Baron (London)	+44 20 7604 8034
	Tony Jewell (Wilmington)	+1 302 885 4594
	Ann-Leena Mikiver (Södertälje)	+46 8 553 260 20/+46 707 428836

Analyst/Investor Enquiries:	James Ward-Lilley (London)	+44 20 7604 8122
	Karl Hård (London)	+44 20 7604 8123
	Nicklas Westerholm (London)	+44 20 7604 8124
	Ed Seage/Jörgen Winroth (US)	+1 302 886 4065/+1 212 579 0506

Interviews with management will be available on www.astrazeneca.com and http://info.astrazenecaevents.com

Item 28

Condensed Consolidated Statement of Comprehensive Income
For the year ended 31 December	2011 $m	2010 $m
Revenue	33,591	33,269
Cost of sales	(6,026)	(6,389)
Gross profit	27,565	26,880
Distribution costs	(346)	(335)
Research and development1	(5,523)	(5,318)
Selling, general and administrative costs2	(11,161)	(10,445)
Profit on disposal of subsidiary	1,483	-
Other operating income and expense	777	712
Operating profit	12,795	11,494
Finance income	552	516
Finance expense	(980)	(1,033)
Profit before tax	12,367	10,977
Taxation	(2,351)	(2,896)
Profit for the period	10,016	8,081
Other comprehensive income:
Foreign exchange arising on consolidation	(60)	26
Foreign exchange differences on borrowings forming net investment hedges	24	101
Amortisation of loss on cash flow hedge	2	1
Net available for sale gains taken to equity	31	4
Actuarial loss for the period	(741)	(46)
Income tax relating to components of other comprehensive income	198	(61)
Other comprehensive income for the period, net of tax	(546)	25
Total comprehensive income for the period	9,470	8,106

Profit attributable to:
Owners of the parent	9,983	8,053
Non-controlling interests	33	28
	10,016	8,081

Total comprehensive income attributable to:
Owners of the parent	9,428	8,058
Non-controlling interests	42	48
	9,470	8,106

Basic earnings per $0.25 Ordinary Share	$7.33	$5.60
Diluted earnings per $0.25 Ordinary Share	$7.30	$5.57
Weighted average number of Ordinary Shares in issue (millions)	1,361	1,438
Diluted weighted average number of Ordinary Shares in issue (millions)	1,367	1,446

1
In 2011, research and development includes a total of $553 million of intangible asset impairments relating to olaparib, TC-5214 and other projects in development. In 2010, research and development includes a $445 million impairment of intangible assets related specifically to motavizumab.

2
In 2010, selling, general and administrative costs includes a provision of $592 million with respect to Seroquel legal matters and gains of $791 million arising from changes made to benefits under certain of the Group’s post-retirement benefit plans, chiefly the Group’s UK pension plan.

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 31 December	2011 $m	2010 $m
Revenue	8,656	8,617
Cost of sales	(1,612)	(1,759)
Gross profit	7,044	6,858
Distribution costs	(85)	(87)
Research and development1	(1,867)	(1,930)
Selling, general and administrative costs2	(3,141)	(2,522)
Other operating income and expense	216	92
Operating profit	2,167	2,411
Finance income	126	140
Finance expense	(241)	(268)
Profit before tax	2,052	2,283
Taxation	(559)	(651)
Profit for the period	1,493	1,632
Other comprehensive income:
Foreign exchange arising on consolidation	(81)	13
Foreign exchange differences on borrowings forming net investment hedges	49	38
Amortisation of loss on cash flow hedge	-	-
Net available for sale gains taken to equity	36	4
Actuarial (loss)/gain for the period	(688)	338
Income tax relating to components of other comprehensive income	194	(145)
Other comprehensive income for the period, net of tax	(490)	248
Total comprehensive income for the period	1,003	1,880

Profit attributable to:
Owners of the parent	1,486	1,621
Non-controlling interests	7	11
	1,493	1,632

Total comprehensive income attributable to:
Owners of the parent	999	1,865
Non-controlling interests	4	15
	1,003	1,880

Basic earnings per $0.25 Ordinary Share	$1.16	$1.15
Diluted earnings per $0.25 Ordinary Share	$1.16	$1.14
Weighted average number of Ordinary Shares in issue (millions)	1,312	1,418
Diluted weighted average number of Ordinary Shares in issue (millions)	1,317	1,426

1
In 2011, research and development includes a total of $471 million of intangible asset impairments relating to olaparib, TC-5214 and other projects in development. In 2010, research and development includes a $445 million impairment of intangible assets related specifically to motavizumab.

2
In 2010, selling, general and administrative costs includes gains of $791 million arising from changes made to benefits under certain of the Group’s post-retirement benefit plans, chiefly the Group’s UK pension plan.

Condensed Consolidated Statement of Financial Position

	At 31 Dec 2011 $m	At 31 Dec 2010 $m
ASSETS Non-current assets
Property, plant and equipment	6,425	6,957
Goodwill	9,862	9,871
Intangible assets	10,980	12,158
Derivative financial instruments	342	324
Other investments	201	211
Deferred tax assets	1,514	1,475
	29,324	30,996
Current assets
Inventories	1,852	1,682
Trade and other receivables	8,754	7,847
Other investments	4,248	1,482
Derivative financial instruments	25	9
Income tax receivable	1,056	3,043
Cash and cash equivalents	7,571	11,068
	23,506	25,131
Total assets	52,830	56,127
LIABILITIES Current liabilities
Interest-bearing loans and borrowings	(1,990)	(125)
Trade and other payables	(8,975)	(8,661)
Derivative financial instruments	(9)	(8)
Provisions	(1,388)	(1,095)
Income tax payable	(3,390)	(6,898)
	(15,752)	(16,787)
Non-current liabilities
Interest-bearing loans and borrowings	(7,338)	(9,097)
Deferred tax liabilities	(2,735)	(3,145)
Retirement benefit obligations	(2,674)	(2,472)
Provisions	(474)	(843)
Other payables	(385)	(373)
	(13,606)	(15,930)
Total liabilities	(29,358)	(32,717)
Net assets	23,472	23,410
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	323	352
Share premium account	3,078	2,672
Other reserves	1,951	1,917
Retained earnings	17,894	18,272
	23,246	23,213
Non-controlling interests	226	197
Total equity	23,472	23,410

Condensed Consolidated Statement of Cash Flows

For the year ended 31 December	2011 $m	Restated 2010 $m
Cash flows from operating activities
Profit before taxation	12,367	10,977
Finance income and expense	428	517
Depreciation, amortisation and impairment	2,550	2,741
(Increase)/decrease in working capital and short-term provisions	(897)	82
Profit on sale of subsidiary	(1,483)	-
Other non-cash movements	(597)	(463)
Cash generated from operations	12,368	13,854
Interest paid	(548)	(641)
Tax paid	(3,999)	(2,533)
Net cash inflow from operating activities	7,821	10,680
Cash flows from investing activities
Movement in short-term investments and fixed deposits1	(2,743)	(125)
Purchase of property, plant and equipment	(839)	(791)
Disposal of property, plant and equipment	102	83
Purchase of intangible assets	(458)	(1,390)
Disposal of intangible assets	-	210
Purchase of non-current asset investments	(11)	(34)
Disposal of non-current asset investments	-	5
Acquisitions of business operations	-	(348)
Net cash received on disposal of subsidiary	1,772	-
Interest received	171	174
Payments made by subsidiaries to non-controlling interests	(16)	(10)
Net cash outflow from investing activities	(2,022)	(2,226)
Net cash inflow before financing activities	5,799	8,454
Cash flows from financing activities
Proceeds from issue of share capital	409	494
Repurchase of shares for cancellation	(6,015)	(2,604)
Repayment of loans	-	(1,741)
Dividends paid	(3,764)	(3,361)
Hedge contracts relating to dividend payments1	3	(114)
Movement in short-term borrowings	46	(8)
Net cash outflow from financing activities	(9,321)	(7,334)
Net (decrease)/increase in cash and cash equivalents in the period	(3,522)	1,120
Cash and cash equivalents at the beginning of the period	10,981	9,828
Exchange rate effects	(25)	33
Cash and cash equivalents at the end of the period	7,434	10,981
Cash and cash equivalents consists of:
Cash and cash equivalents	7,571	11,068
Overdrafts	(137)	(87)
	7,434	10,981

1 2010 restated to reclassify $114m cash paid in hedge contracts relating to dividend payments to cash flows from financing activities.

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other reserves* $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2010	363	2,180	1,919	16,198	20,660	161	20,821
Profit for the period	-	-	-	8,053	8,053	28	8,081
Other comprehensive income	-	-	-	5	5	20	25
Transfer to other reserve	-	-	(15)	15	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,494)	(3,494)	-	(3,494)
Issue of Ordinary Shares	2	492	-	-	494	-	494
Repurchase of Ordinary Shares	(13)	-	13	(2,604)	(2,604)	-	(2,604)
Share-based payments	-	-	-	99	99	-	99
Transfer from non-controlling interests to payables	-	-	-	-	-	(11)	(11)
Dividend paid to non-controlling interest	-	-	-	-	-	(1)	(1)
Net movement	(11)	492	(2)	2,074	2,553	36	2,589
At 31 December 2010	352	2,672	1,917	18,272	23,213	197	23,410

	Share capital $m	Share premium account $m	Other reserves* $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2011	352	2,672	1,917	18,272	23,213	197	23,410
Profit for the period	-	-	-	9,983	9,983	33	10,016
Other comprehensive income	-	-	-	(555)	(555)	9	(546)
Transfer to other reserve	-	-	2	(2)	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,752)	(3,752)	-	(3,752)
Issue of Ordinary Shares	3	406	-	-	409	-	409
Repurchase of Ordinary Shares	(32)	-	32	(6,015)	(6,015)	-	(6,015)
Share-based payments	-	-	-	(37)	(37)	-	(37)
Transfer from non-controlling interests to payables	-	-	-	-	-	(9)	(9)
Dividend paid to non-controlling interests	-	-	-	-	-	(4)	(4)
Net movement	(29)	406	34	(378)	33	29	62
At 31 December 2011	323	3,078	1,951	17,894	23,246	226	23,472

* Other reserves includes the capital redemption reserve and the merger reserve.

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The preliminary announcement for the year ended 31 December 2011 has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board. There have been no significant changes in accounting policies from those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2010.

The information contained in Note 5 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2010 and the Third Quarter and Nine Months Results 2011.

The Group has considerable financial resources available.  The Group’s revenues are largely derived from sales of products which are covered by patents and for which, historically at least, demand has been relatively unaffected by changes in the general economy.  As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook and as such, the preliminary announcement has been prepared on a Going Concern basis.

The financial information included in the preliminary announcement does not constitute statutory accounts of the Group for the years ended 31 December 2011 and 2010 but is derived from those accounts.  Statutory accounts for 2010 have been delivered to the registrar of companies and those for 2011 will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2	NET FUNDS

The table below provides an analysis of net funds and a reconciliation of net cash flow to the movement in net funds.

	At 1 Jan 2011 $m	Cash flow $m	Non-cash mvmts $m	Exchange mvmts $m	At 31 Dec 2011 $m

Loans due after one year	(9,097)	-	1,736	23	(7,338)
Current instalments of loan	-	-	(1,769)	-	(1,769)
Total loans	(9,097)	-	(33)	23	(9,107)
Other investments - current	1,482	2,743	29	(6)	4,248
Net derivative financial instruments	325	(3)	36	-	358
Cash and cash equivalents	11,068	(3,473)	-	(24)	7,571
Overdrafts	(87)	(49)	-	(1)	(137)
Short-term borrowings	(38)	(46)	-	-	(84)
	12,750	(828)	65	(31)	11,956
Net funds	3,653	(828)	32	(8)	2,849

Non-cash movements in the period include fair value adjustments under IAS 39.

3	RESTRUCTURING COSTS

Profit before tax for the year ended 31 December 2011 is stated after charging restructuring costs of $1,161 million ($1,202 million in 2010).  These have been charged to profit as follows:

	4th Quarter 2011 $m	4th Quarter 2010 $m	Full Year 2011 $m	Full Year 2010 $m
Cost of sales	36	34	54	144
Research and development	175	191	468	654
Selling, general and administrative costs	448	200	639	404
Total	659	425	1,161	1,202

4	DISPOSAL OF ASTRA TECH

In August 2011, the Group announced the sale of the Astra Tech business to Dentsply International for approximately $1.8 billion in cash. At 31 December 2011, the Group has reported a profit on disposal of $1,483 million and a total cash inflow of $1,772 million as a result of this transaction.

$m
Consideration	1,795
Net assets	(279)
Fees and other disposal costs	(59)
Exchange recycled on disposal	26
Profit on disposal	1,483

$m
Consideration	1,795
Cash held in Astra Tech on disposal	(23)
Cash inflow on disposal	1,772

5	LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2010 and the Interim Management Statement 2011 as part of the Company’s Half-Yearly Financial Report for the six-month period to 30 June 2011 and the Third Quarter and Nine Month results 2011 (together “2011 Disclosures”). Unless noted otherwise below or in the 2011 Disclosures, no provisions have been established in respect of the claims discussed below.

As discussed in the Company's Annual Report and Form 20-F Information 2010, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

The position could change over time and the estimates that we have made and upon which we have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Annual Report and Form 20-F Information 2010 and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property.

Matters disclosed in respect of the fourth quarter of 2011 and January 2012

Crestor (rosuvastatin calcium)
Patent litigation – US
Teva Pharmaceutical Industries LTD. (Teva LTD) Infringement suit in the Eastern District of Pennsylvania
In December 2011, the US Court of Appeals for the Federal Circuit affirmed the decision by the US District Court for the Eastern District of Pennsylvania granting AstraZeneca’s motion for summary judgment and invalidating Teva LTD’s formulation patent.

Regulatory Related Matters – US
In November 2011, AstraZeneca filed a Citizen Petition with the FDA for Crestor asking the FDA to withhold approval of any generic rosuvastatin drug product which omits from its labelling the diabetes-related warning and adverse reaction information which AstraZeneca was required to include in Crestor’s labelling when the FDA approved Crestor’s primary prevention of cardiovascular disease indication. The FDA is required to issue a decision on this petition by 12 May 2012.

Regulatory litigation – Brazil
The court denied AstraZeneca’s request for data exclusivity for Crestor. AstraZeneca requested an interlocutory appeal of the decision, which was denied. AstraZeneca filed a motion for reconsideration in September 2011, which was denied in November 2011.

Patent litigation – Australia
Apotex Pty Ltd. (Apotex) challenged the validity of AstraZeneca’s Australian patent no. 769897 regarding the use of starting dosages of 5mg and 10mg dose of rosuvastatin (dosage patent) in May 2011. In November 2011, AstraZeneca was informed that Apotex was intending to start commercialising its generic rosuvastatin product. AstraZeneca sought a preliminary injunction based on the dosage patent, a formulation patent and the patent claiming the use of Crestor for heterozygous familial hypercholesterolemia (HeFH). In December 2011, the Court granted the preliminary injunction until further order. Apotex’s motion to vacate the injunction was heard on 31 January 2012.  A decision is pending.

In January 2012, AstraZeneca instituted proceedings against Watson Pharm Pty Ltd. (Watson) and Actavis Australia Pty Ltd. (Actavis) asserting infringement of the dosage patent, formulation patent and HeFH patent for Crestor. AstraZeneca has applied for interlocutory relief against both Watson and Actavis, pending resolution of the infringement actions.  Sandoz has agreed to an undertaking to refrain from launching a product pending decisions on the Apotex, Watson and Actavis injunctions.

Patent litigation – Mexico
In November 2011, AstraZeneca filed a lawsuit against the Mexican Health Authority, contesting the Sandoz rosuvastatin health registration claiming that it is in violation of the linkage regulation.  As part of the lawsuit, AstraZeneca also requested a preliminary injunction to stay the Sandoz health registration. The preliminary injunction was first granted and then lifted by the court in December 2011. AstraZeneca has appealed the decision to lift the preliminary injunction. Sandoz’ product is on the market.

Patent litigation - Canada
In Canada, in January 2012, the Federal Court of Canada held a hearing in the patent proceeding involving Pharmascience Inc. The parties await the Court’s decision. In 2011, AstraZeneca reached settlements with, Mylan Pharmaceuticals Inc., (Mylan) and Ranbaxy Pharmaceuticals Canada Inc. resolving the litigation regarding AstraZeneca’s Crestor substance patent, and, as part of the agreements, those companies may enter the Canadian market on 2 April 2012, or earlier, in certain circumstances.

Iressa (gefitinib)
Product liability – Japan
AstraZeneca and the Japanese Ministry of Health, Labour and Welfare (MHLW) appealed the decision of the Tokyo District Court ordering AstraZeneca and the MHLW to pay approximately $192,000, plus interest.  In November 2011, the Tokyo High Court reversed the Tokyo District Court decision and ruled that neither AstraZeneca, nor the MHLW, had any liability for any of the claims. The plaintiffs have appealed the Tokyo High Court decision to the Japanese Supreme Court.

Losec/Prilosec (omeprazole)
European Commission omeprazole case
AstraZeneca is awaiting a ruling on the cross-appeals from the General Court of the European Union’s judgment regarding the European Commission’s 2005 decision fining AstraZeneca €60 million (reduced to €52.5 million by the General Court) for abuse of a dominant position regarding omeprazole. An oral hearing took place on 12 January 2012.

Nexium (esomeprazole magnesium)
Patent litigation – US
In January 2012, AstraZeneca entered into a settlement agreement with Lupin Ltd. (Lupin) to settle AstraZeneca’s previously disclosed patent infringement suit against Lupin in the US District Court for the District of New Jersey in respect of Lupin’s ANDA for esomeprazole magnesium delayed-release capsules.  As part of the settlement agreement, AstraZeneca has granted Lupin a licence to enter the US market with its generic esomeprazole magnesium product on 27 May 2014, subject to regulatory approval, or earlier in certain circumstances.

In January 2012, AstraZeneca commenced a patent infringement action against Torrent Pharmaceuticals Ltd. (Torrent) in the US District Court for the District of New Jersey based on Torrent’s  December 2011 Paragraph IV notice letter stating that it had submitted an ANDA for approval to market esomeprazole magnesium capsules. Torrent alleges non-infringement and/or invalidity of 11 patents listed in the Orange Book in reference to Nexium.

In January 2012, AstraZeneca received a Paragraph IV Certification notice letter from Mylan Laboratories Limited (Mylan) stating that it had submitted an ANDA for approval to market esomeprazole magnesium capsules. Mylan alleges non-infringement and/or invalidity of three patents listed in the Orange Book in reference to Nexium.  AstraZeneca is evaluating Mylan’s notice.

Patent litigation – EU: 10-year countries
In July 2010, Consilient Health Limited (Consilient) was granted marketing approval in the UK for a generic esomeprazole product manufactured by Krka, d.d., Novo Mesto (Krka). AstraZeneca initiated infringement proceedings against Consilient and Krka in September 2010. In December 2011, the parties agreed to settle these cases.

In October 2011, the Court stayed the infringement case against Krka in Sweden pending the outcome of the proceedings at the European Patent Office (EPO) regarding EP 1020461 (the ‘461 patent). In January 2011, AstraZeneca was served with a lawsuit filed by ratiopharm GmbH and ratiopharm AB (both ratiopharm) claiming that the Nexium esomeprazole magnesium patent (the ‘461 patent) is invalid in Sweden. In November 2011, the Court stayed the invalidity case initiated by ratiopharm pending the outcome of the proceedings at the EPO regarding the ‘461 patent.

Patent litigation – Finland
In July 2008, AstraZeneca initiated a declaratory action against Sandoz AS and Sandoz A/S and in September 2008 Hexal AG, Sandoz Oy Ab and Sandoz A/S initiated an invalidity case regarding the esomeprazole enantiomer patent. On 22 December 2011, the Helsinki District Court found the patent invalid and also dismissed AstraZeneca’s claims in the declaratory action. AstraZeneca has the opportunity to appeal.

Patent litigation – Turkey
In July 2011, AstraZeneca initiated patent infringement proceedings against Logus Ilac, Integri Ilac, Vem Ilac, Biofarma Ilac and Sandoz Ilac San. ve Tic. AS based on esomeprazole related patents. In September 2011, the Court dismissed the case against Integri Ilac. In October 2011, the Court dismissed the case against Biofarma Ilac and Logus Ilac due to the fact that these companies had transferred their applications for marketing authorisations to third parties.

Government investigations/proceedings
The Dutch National Competition Authority (NMa) investigation into alleged practices regarding Nexium and alleged breaches of both Dutch and EU competition laws is ongoing. On 23 December 2011, the investigation team issued a report alleging foreclosure of generic versions of certain Proton Pump Inhibitors. The file has now been passed to the Legal Department of the NMa.

Seroquel (quetiapine fumarate)
Product liability
With regard to Seroquel product liability litigation in the US, which primarily relates to diabetes and/or other related injuries, as of 31 January 2012, AstraZeneca was aware of approximately 25 claims that have not been settled in principle. As of 31 January 2012, pursuant to court-ordered mediation, AstraZeneca has reached agreements in principle on monetary terms, subject to various subsequent conditions, approvals and agreement on non-monetary terms, with the attorneys representing 28,575 claimants. The mediation process is ongoing with regard to other currently unsettled claims.

With regard to insurance coverage for the substantial legal defence costs and settlements that have been incurred in connection with Seroquel–related product liability claims, disputes continue with insurers about the availability of coverage under insurance policies. These policies have aggregate coverage limits of $300 million. In September 2011, AstraZeneca Insurance Company Limited commenced formal legal proceedings in the High Court, in London, against two of these insurers for recovery of money which AstraZeneca believes is due under two of these policies. No insurance receivable can be recognised under applicable accounting standards at this time.

State Attorney General Matters
Various states have sued AstraZeneca generally alleging that AstraZeneca made false and/or misleading statements in marketing and promoting Seroquel. AstraZeneca reached settlement agreements in principle with the Attorneys General of Arkansas in November 2011 and Alaska in December 2011 and provisions have been taken.

Patent litigation – Portugal
In the cases against Generis Farmacêutica, S.A., KRKA - Farmacêutica, Sociedade Unipessoal, Lda., Mer Medicamentos, Lda. and Wynn Industrial Pharma, S.A. preliminary injunctions were granted by the Court of Appeal in November 2011.

In October 2011, the Court of Appeal granted preliminary injunctions against Cinfa Portugal, Lda. and Bluescience Lda., S.A. and ordered suspension of their retail price until 27 March 2012.

Seroquel XR (quetiapine fumarate)
Patent Litigation – Canada
In November 2011, Sandoz Canada Inc. (Sandoz) filed a Statement of Claim against AstraZeneca in respect of the Canadian patent no. 2,251,944 (the ‘944 patent).  Sandoz seeks a declaration that its generic copies of Seroquel XR do not infringe the ‘944 patent.

Patent Litigation – the Netherlands
In January 2012, the District Court in the Hague heard the revocation action filed by Sandoz BV, Hexal AG, Accord Healthcare Ltd and Accord Healthcare BV against AstraZeneca AB. A decision is expected in March 2012.

Synagis (palivizumab)
In September 2011, AstraZeneca’s biologics unit, MedImmune, filed an action against Abbott International, LLC (Abbott) in the Circuit Court for Montgomery County, Maryland.  Abbott moved to dismiss the action and MedImmune filed its opposition.  A hearing on the motions has been set for 9 February 2012.

In September 2011, Abbott filed a parallel action in the Illinois State Court. MedImmune filed a motion to dismiss the action and Abbott filed a motion seeking to deposit the ‘disputed funds’ in escrow.  Both MedImmune’s motion to dismiss and Abbott’s motion for escrow were heard on 19 January 2012.  A ruling on those motions is expected by mid-February.

Symbicort (budesonide/formoterol)
Patent litigation – US
In December 2011, Accuhale LLC (Accuhale) filed a patent infringement action against AstraZeneca in the US District Court for the Eastern District of Texas. Accuhale alleges sales of Symbicort infringe its US Patent No. 5,718,355.

Vimovo (fixed-dose combination of naproxen and esomeprazole)
Patent litigation – US
In October 2011, AstraZeneca and Pozen Inc. sued Anchen Pharmaceuticals, Inc. (Anchen) in the US District Court for the District of New Jersey for patent infringement based on Anchen’s September 2011 Paragraph IV notice letter to AstraZeneca stating that Anchen had submitted an ANDA for approval to market generic versions of Vimovo tablets before expiration of patents listed in the Orange Book referencing Vimovo.

Other Commercial Litigation
Toprol XL (metoprolol succinate)
AstraZeneca is defending anti-trust claims regarding the listing and enforcement of patents protecting Toprol XL, brought by both direct purchasers and end-payers. In December 2011, AstraZeneca paid $15 million to settle the claims of those plaintiffs who have opted-out of the putative class of direct purchasers and took a corresponding provision. AstraZeneca continues to defend against the remaining claims alleged by end-payers.

Other Government Investigations
Serbia
In August 2011, AstraZeneca UK Limited’s Representative Office in Belgrade, Serbia was served with a criminal indictment alleging that local employees of AstraZeneca, and several other pharmaceutical companies who are also named defendants in the indictment, made allegedly improper payments to physicians at the Institute of Oncology and Radiology of Serbia. AstraZeneca filed a number of preliminary procedural objections asking the Serbian criminal court to dismiss the indictment against the Representative Office and those objections were granted in November 2011. The Serbian prosecutor then amended and re-served the indictment, and in December 2011 AstraZeneca asked the Court again to dismiss the indictment.

Advance PCS
In November 2006, AstraZeneca was notified of an inquiry by the US Attorney’s Office for the Eastern District of Pennsylvania regarding whether a payment made by AstraZeneca to Advance PCS was taken into account when calculating best price.  In December 2011, the matter was resolved in principle with Centers for Medicare and Medicaid Services  and the Department of Justice.

Korea – KFTC Investigation
In September 2011, the Korean Fair Trade Commission (KFTC) announced administrative fines against AstraZeneca and five other pharmaceutical companies as a result of the third and final wave of its investigation into alleged unfair trade practices related to interactions between the local pharmaceutical industry and Korean healthcare providers. AstraZeneca was fined KRW 1,512 million (approximately US$ 1.24 million), but was not referred to the public prosecutor for criminal proceedings. The KFTC’s final investigation report was provided to AstraZeneca in November and alleges that AstraZeneca Korea induced prescriptions through improper marketing to physicians in 2006 and 2007, but recognises that such alleged unfair conduct stopped in 2007 after AstraZeneca voluntarily implemented an improved and effective compliance programme across its business in Korea.

6	FULL YEAR TERRITORIAL REVENUE ANALYSIS

			% Growth
	Full Year 2011 $m	Full Year 2010 $m	Actual	Constant Currency
US	13,426	13,727	(2)	(2)
Western Europe1	8,501	9,168	(7)	(11)
Canada	1,604	1,510	6	1
Japan	3,064	2,617	17	6
Other Established ROW	1,233	1,049	18	4
Established ROW2	5,901	5,176	14	4
Emerging Europe	1,244	1,165	7	7
China	1,261	1,047	20	15
Emerging Asia Pacific	968	890	9	5
Other Emerging ROW	2,290	2,096	9	12
Emerging ROW3	5,763	5,198	11	10
Total Revenue	33,591	33,269	1	(2)

1 Western Europe comprises France, Germany, Italy, Sweden, UK and others.
2 Established ROW comprises Australia, Canada, Japan and New Zealand.
3 Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

7	FOURTH QUARTER TERRITORIAL REVENUE ANALYSIS

			% Growth
	4th Quarter 2011 $m	4th Quarter 2010 $m	Actual	Constant Currency
US	3,643	3,454	5	5
Western Europe1	2,005	2,347	(15)	(15)
Canada	363	408	(11)	(11)
Japan	926	763	21	12
Other Established ROW	311	304	2	-
Established ROW2	1,600	1,475	8	3
Emerging Europe	318	306	4	11
China	314	267	18	12
Emerging Asia Pacific	236	239	(1)	-
Other Emerging ROW	540	529	2	13
Emerging ROW3	1,408	1,341	5	10
Total Revenue	8,656	8,617	-	-

1 Western Europe comprises France, Germany, Italy, Sweden, UK and others.
2 Established ROW comprises Australia, Canada, Japan and New Zealand.
3 Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

8	FULL YEAR PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	Full Year 2011 $m	Actual Growth %	Constant Currency Growth %	Full Year 2011 $m	Actual Growth %	Full Year 2011 $m	Actual Growth %	Constant Currency Growth %	Full Year 2011 $m	Actual Growth %	Constant Currency Growth %	Full Year 2011 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	4,429	(11)	(12)	2,397	(11)	762	(37)	(39)	540	19	10	730	18	20
Losec/Prilosec	946	(4)	(11)	38	(21)	242	(4)	(10)	447	2	(7)	219	(12)	(15)
Others	161	21	19	101	33	46	2	(2)	7	17	17	7	17	-
Total Gastrointestinal	5,536	(9)	(11)	2,536	(10)	1,050	(30)	(33)	994	11	2	956	9	10
Cardiovascular:
Crestor	6,622	16	13	3,074	16	1,225	10	5	1,662	25	15	661	9	8
Atacand	1,450	(2)	(6)	182	(16)	731	(1)	(6)	213	(5)	(13)	324	6	7
Seloken/Toprol-XL	986	(19)	(20)	404	(41)	85	(7)	(12)	38	(3)	(13)	459	17	15
Plendil	256	-	(4)	8	(47)	23	(15)	(19)	14	-	(7)	211	6	2
Tenormin	270	(2)	(8)	11	(15)	59	(3)	(8)	125	(2)	(10)	75	-	(1)
Zestril	144	(8)	(11)	10	-	71	(12)	(16)	14	(18)	(24)	49	-	(2)
OnglyzaTM	211	206	206	156	189	34	240	240	7	250	250	14	367	367
Brilinta/Brilique	21	n/m	n/m	11	n/m	9	n/m	n/m	-	-	-	1	n/m	n/m
Others	252	(4)	(7)	-	(100)	119	5	-	25	(4)	(15)	108	-	-
Total Cardiovascular	10,212	9	5	3,856	6	2,356	6	1	2,098	18	9	1,902	9	8
Respiratory:
Symbicort	3,148	15	11	846	17	1,434	5	-	418	46	35	450	21	19
Pulmicort	892	2	-	279	(9)	189	(12)	(16)	126	11	2	298	25	23
Rhinocort	212	(7)	(9)	74	(20)	37	(5)	(10)	20	25	13	81	3	-
Others	216	(15)	(19)	8	(80)	109	(8)	(13)	23	5	-	76	4	1
Total Respiratory	4,468	9	6	1,207	4	1,769	2	(3)	587	34	24	905	19	17
Oncology:
Arimidex	756	(50)	(53)	42	(91)	260	(55)	(56)	308	7	(2)	146	(3)	(6)
Zoladex	1,179	6	3	39	(15)	262	(5)	(9)	494	10	-	384	12	18
Casodex	550	(5)	(12)	(6)	(138)	80	(29)	(33)	364	5	(5)	112	9	7
Iressa	554	41	32	2	(50)	127	159	147	204	12	2	221	40	34
Others	666	49	46	276	71	206	53	46	70	15	5	114	28	26
Total Oncology	3,705	(8)	(12)	353	(51)	935	(19)	(22)	1,440	8	(1)	977	16	16
Neuroscience:
Seroquel IR	4,338	5	3	3,344	8	546	(3)	(8)	228	2	(8)	220	(15)	(17)
Seroquel XR	1,490	29	27	779	22	490	36	30	89	46	34	132	40	41
Local Anaesthetics	602	-	(6)	10	(66)	242	(9)	(13)	205	10	-	145	16	13
Zomig	413	(4)	(7)	158	(10)	174	1	(4)	68	(1)	(9)	13	18	9
Diprivan	294	(9)	(13)	12	(73)	42	(16)	(20)	83	9	1	157	4	(1)
Vimovo	34	n/m	n/m	21	n/m	6	n/m	n/m	6	n/m	n/m	1	n/m	n/m
Others	33	(21)	(24)	1	-	17	(37)	(41)	3	-	-	12	9	9
Total Neuroscience	7,204	7	5	4,325	8	1,517	6	1	682	10	1	680	5	2
Infection & Other:
Synagis	975	(6)	(6)	570	(12)	404	3	3	-	-	-	1	-	-
Merrem	583	(29)	(30)	41	(68)	179	(45)	(48)	53	(7)	(14)	310	2	-
FluMist	161	(7)	(7)	160	(8)	-	-	-	-	-	-	1	-	-
Others	137	(8)	(8)	77	(28)	10	n/m	n/m	20	-	(25)	30	55	90
Total Infection & Other	1,856	(15)	(15)	848	(19)	593	(18)	(19)	73	(5)	(17)	342	5	6
Aptium Oncology	224	2	2	224	2	-	-	-	-	-	-	-	-	-
Astra Tech	386	(28)	(32)	77	(24)	281	(28)	(33)	27	(29)	(39)	1	(67)	(67)
Total	33,591	1	(2)	13,426	(2)	8,501	(7)	(11)	5,901	14	4	5,763	11	10

9	FOURTH QUARTER PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	4th Quarter 2011 $m	Actual Growth %	Constant Currency Growth %	4th Quarter 2011 $m	Actual Growth %	4th Quarter 2011 $m	Actual Growth %	Constant Currency Growth %	4th Quarter 2011 $m	Actual Growth %	Constant Currency Growth %	4th Quarter 2011 $m	Actual Growth %	Constant Currency Growth %
Gastrointestinal:
Nexium	1,067	(13)	(13)	614	(8)	145	(50)	(50)	132	7	5	176	15	24
Losec/Prilosec	248	2	(2)	8	(11)	57	4	2	132	6	(2)	51	(6)	(6)
Others	49	88	88	34	209	11	(8)	(8)	1	-	-	3	50	50
Total Gastrointestinal	1,364	(9)	(9)	656	(4)	213	(40)	(41)	265	6	2	230	10	16
Cardiovascular:
Crestor	1,771	12	11	843	12	305	6	5	465	19	15	158	2	8
Atacand	346	(8)	(6)	43	(14)	183	(4)	(4)	40	(33)	(35)	80	7	16
Seloken/Toprol-XL	236	(7)	(5)	89	(25)	22	(8)	(8)	10	-	(10)	115	14	19
Plendil	60	(5)	(8)	1	(67)	5	(17)	(17)	4	-	-	50	-	(4)
Tenormin	68	(3)	(4)	2	(33)	14	(7)	(7)	34	(3)	(9)	18	6	12
Zestril	35	(13)	(13)	2	-	17	(15)	(15)	2	(50)	(50)	14	-	-
OnglyzaTM	71	122	122	53	121	10	100	100	3	200	200	5	150	150
Brilinta/Brilique	5	n/m	n/m	-	-	5	n/m	n/m	-	-	-	-	-	-
Others	62	(7)	(6)	-	-	28	4	4	7	(13)	(25)	27	(16)	(9)
Total Cardiovascular	2,654	7	7	1,033	9	589	2	2	565	10	6	467	5	10
Respiratory:
Symbicort	839	13	13	242	26	359	1	1	123	31	26	115	14	19
Pulmicort	223	(4)	(4)	61	(10)	46	(19)	(19)	40	11	6	76	6	8
Rhinocort	50	(4)	(2)	16	(16)	8	(11)	(11)	5	-	-	21	11	16
Others	54	(10)	(8)	2	(50)	26	(13)	(13)	4	-	-	22	-	5
Total Respiratory	1,166	7	7	321	13	439	(2)	(3)	172	24	19	234	9	14
Oncology:
Arimidex	166	(40)	(42)	5	(77)	45	(68)	(68)	84	5	(1)	32	(11)	(11)
Zoladex	298	(1)	(1)	8	(33)	63	(6)	(6)	137	8	1	90	(6)	3
Casodex	142	(4)	(9)	(5)	(350)	17	(35)	(35)	102	7	(1)	28	12	12
Iressa	149	30	25	-	(100)	34	70	70	60	11	2	55	38	38
Others	184	32	32	76	31	55	41	41	23	21	16	30	30	30
Total Oncology	939	(4)	(6)	84	(12)	214	(27)	(27)	406	8	1	235	7	11
Neuroscience:
Seroquel IR	1,148	12	12	910	18	128	(9)	(9)	63	31	21	47	(29)	(24)
Seroquel XR	398	26	27	214	31	127	19	19	23	21	16	34	26	37
Local Anaesthetics	148	(9)	(10)	-	(100)	57	(20)	(20)	54	-	(6)	37	16	19
Zomig	101	(8)	(9)	41	(11)	43	-	-	16	(16)	(21)	1	(50)	(50)
Diprivan	67	(17)	(19)	-	(100)	9	(18)	(18)	20	(13)	(17)	38	(5)	(5)
Vimovo	14	n/m	n/m	7	n/m	4	n/m	n/m	3	n/m	n/m	-	-	-
Others	7	(46)	(46)	-	-	3	(57)	(57)	-	-	-	4	(40)	(40)
Total Neuroscience	1,883	10	10	1,172	18	371	(2)	(2)	179	9	2	161	(6)	(2)
Infection & Other:
Synagis	411	4	4	261	(5)	150	24	24	-	-	-	-	-	-
Merrem	114	(38)	(35)	8	(60)	28	(58)	(58)	7	(56)	(56)	71	(11)	(5)
FluMist	34	(33)	(33)	34	(34)	-	-	-	-	-	-	-	-	-
Others	36	44	44	19	(9)	1	n/m	n/m	6	(40)	(40)	10	n/m	n/m
Total Infection & Other	595	(9)	(9)	322	(13)	179	(3)	(4)	13	(50)	(50)	81	4	13
Aptium Oncology	55	2	2	55	2	-	-	-	-	-	-	-	-	-
Astra Tech	-	(100)	(100)	-	(100)	-	(100)	(100)	-	(100)	(100)	-	(100)	(100)
Total	8,656	-	-	3,643	5	2,005	(15)	(15)	1,600	8	3	1,408	5	10

Convenience Translation of Key Financial Information

For the quarter ended 31 December	2011 $m	2010 $m	2011 £m	2010 £m	2011 SEKm	2010 SEKm
Revenue	8,656	8,617	5,605	5,580	59,770	59,500
Reported
Operating profit	2,167	2,411	1,403	1,561	14,963	16,648
Profit before tax	2,052	2,283	1,329	1,478	14,169	15,764
Earnings per share	$1.16	$1.15	£0.75	£0.74	SEK8.01	SEK7.94
Core
Operating profit	2,990	2,865	1,936	1,855	20,646	19,783
Profit before tax	2,875	2,737	1,862	1,772	19,852	18,899
Earnings per share	$1.61	$1.39	£1.04	£0.90	SEK11.12	SEK9.60

For the year ended 31 December	2011 $m	2010 $m	2011 £m	2010 £m	2011 SEKm	2010 SEKm
Revenue	33,591	33,269	21,751	21,542	231,946	229,722
Reported
Operating profit	12,795	11,494	8,285	7,443	88,349	79,366
Profit before tax	12,367	10,977	8,008	7,108	85,394	75,796
Earnings per share	$7.33	$5.60	£4.75	£3.63	SEK50.61	SEK38.67
Core
Operating profit	13,167	13,603	8,526	8,808	90,918	93,929
Profit before tax	12,739	13,086	8,249	8,473	87,963	90,359
Earnings per share	$7.28	$6.71	£4.71	£4.34	SEK50.27	SEK46.33
Dividend per Ordinary Share	$2.80	$2.55	£1.76	£1.62	SEK18.54	SEK17.11
Net cash inflow from operating activities	7,821	10,680	5,064	6,916	54,004	73,745
(Decrease)/increase in cash & cash equivalents	(3,522)	1,120	(2,281)	725	(24,319)	7,734
Capital and Reserves Attributable to Equity Holders	23,246	23,213	15,052	15,031	160,514	160,286

All Sterling (£) and Swedish krona (SEK) equivalents are shown for convenience and have been calculated using the current period end rates of $1= £0.64752 and $1= SEK6.905 respectively.  Dividend per Ordinary Share is shown as the actual amount payable using the rates at the date of declaration of the dividend.

Shareholder Information
ANNOUNCEMENTS AND MEETINGS

Announcement of first quarter 2012 results	26 April 2012
Annual General Meeting	26 April 2012
Announcement of second quarter and half year 2012 results	26 July 2012
Announcement of third quarter and nine months 2012 results	25 October 2012

DIVIDENDS

The record date for the first interim dividend payable on 12 September 2011 was 5 August 2011. Shares traded ex-dividend from 3 August 2011.

The record date for the second interim dividend for 2011, payable on 19 March 2012 will be 17 February 2012. Shares will trade ex-dividend from 15 February 2012.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: ONGLYZA™, KOMBOGLYZE™ and KOMBIGLYZE XR™, trademarks of Bristol-Myers Squibb Company.

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 2 Kingdom Street London W2 6BD UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 7822 SE-103 97 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 800 990 1135 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7604 8000	Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: The preliminary announcement contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of the preliminary announcement and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trademarks; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation.

Item 29
Development Pipeline as at
31 December 2011
Line Extensions

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	Emerging
Cardiovascular
Axanum	proton pump inhibitor + low dose aspirin FDC	low dose aspirin associated peptic ulcer in high risk CV patients	III		Withdrawn	Launched	1H 2013	Filed
Brilinta/ Brilique PEGASUS-TIMI	ADP receptor antagonist	outcomes study	III	4Q 2010	2014	2014	2014	2014
Crestor#	statin	outcomes in subjects with elevated CRP	III		Launched	Launched		Filed
dapagliflozin/ metformin FDC#	SGLT2 inhibitor + metformin FDC	diabetes	III	3Q 2007		3Q 2012
dapagliflozin#	SGLT2 inhibitor	diabetes – add on to DPP-4	III	1Q 2010		3Q 2012
dapagliflozin#	SGLT2 inhibitor	diabetes – add on to insulin and add-on to metformin LT data	III	2Q 2008		3Q 2012
dapagliflozin#	SGLT2 inhibitor	diabetes – in patients with high CV risk - Study 18 and 19 data	III	1Q 2010		2H 2013
Kombiglyze XRTM/ KomboglyzeTM FDC#*	DPP-4 inhibitor + metformin FDC	diabetes	III		Launched	Approved		Approved
OnglyzaTM SAVOR-TIMI#	DPP-4 inhibitor	outcomes study	III	2Q 2010	2016	2016		2016
Gastrointestinal
Entocort	glucocorticoid steroid	Crohn’s disease and ulcerative colitis	III		Launched	Launched	2014	TBC
Nexium	proton pump inhibitor	peptic ulcer bleeding	III		Filed**	Launched		Launched
Nexium	proton pump inhibitor	GERD	III		Launched	Launched	Launched	Launched
#Partnered product
*Kombiglyze XRTM US; KomboglyzeTM FDC EU
**2nd CRL received in June 2011

Line Extensions (continued)

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	merging
Infection
FluMist/Fluenz	live, attenuated, intranasal influenza virus vaccine	influenza	III		Launched	Approved		Launched
Neuroscience
Diprivan#	sedative and anaesthetic	conscious sedation	III			Launched	2H 2013	Launched
EMLA#	local anaesthetic	topical anaesthesia	III			Launched	Approved	Launched
Oncology
Faslodex	oestrogen receptor antagonist	high dose (500mg) 2nd line advanced breast cancer	III		Launched	Launched	Launched	Launched
Faslodex	oestrogen receptor antagonist	1st line advanced breast cancer	III		2016	2016	2016	2016
Iressa	EGFR tyrosine kinase inhibitor	1st line EGFR mut+ NSCLC	III			Launched	Launched	Launched
Iressa	EGFR tyrosine kinase inhibitor	treatment beyond progression	III			2015	2015	2015
Respiratory & Inflammation
Oxis	long-acting β2 agonist	COPD	III			Launched	Filed
Symbicort	inhaled steroid/ long-acting β2 agonist	asthma/ COPD	III		1H 2013
Symbicort	inhaled steroid/ long-acting β2 agonist	COPD	III		Launched	Launched	Filed	Launched
Symbicort	inhaled steroid/ long-acting β2 agonist	SMART	III			Launched	Filed	Launched

#Partnered product

NCEs
Phase III/Registration

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	Emerging
Cardiovascular
Brilinta/Brilique	ADP receptor antagonist	arterial thrombosis	III		Launched	Launched	1H 2013	Launched
dapagliflozin#	SGLT2 inhibitor	diabetes	III	3Q 2007	Filed*	Filed	1H 2013	Filed
Infection
CAZ AVI# (CAZ104)	beta lactamase inhibitor/ cephalosporin	serious infections	III**	1Q 2012		2014	2014	2014
Q-LAIV Flu Vac (MEDI-3250***)	live, attenuated, intranasal influenza virus vaccine (quadrivalent)	seasonal influenza	III	1Q 2009	Filed	4Q 2012
Zinforo# (ceftaroline)	extended spectrum cephalosporin with affinity to penicillin- binding proteins	pneumonia / skin infections	III	1Q 2007		Filed		Filed
Neuroscience
NKTR-118#	oral peripherally-acting opioid antagonist	opioid-induced constipation	III	2Q 2011****	2H 2013	2H 2013
TC-5214#	neuronal nicotinic channel modulator	major depressive disorder (adjunct)	III	2Q 2010	3Q 2012	2015
Oncology
Caprelsa	VEGFR / EGFR tyrosine kinase inhibitor with RET kinase activity	medullary thyroid cancer	III		Launched	Filed	2014	Filed
Ranmark# (denosumab)	anti-RANKL MAb	bone disorders stemming from bone metastasis	III				Approved
Respiratory & Inflammation
fostamatinib#	spleen tyrosine kinase (SYK) inhibitor	rheumatoid arthritis	III	3Q 2010	2H 2013	2H 2013		2H 2013

#Partnered product
*CRL received in January 2012
**Phase 3 dosing expected in 1Q 2012
***sBLA in US, MAA in EU
****Enrolment began in 1Q 2011

NCEs
Phases I and II

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase		Estimated Filing
					US	EU	Japan	Emerging
Cardiovascular
AZD2927	ion channel blocker / inhibitor	atrial fibrillation	II	4Q 2011
AZD4017	11BHSD	glaucoma	II	1Q 2011
AZD2820#	melanocortin receptor type 4 (MC4r) partial agonist peptide	obesity	I	2Q 2011
Gastrointestinal
tralokinumab (CAT-354)	anti-IL-13 MAb	ulcerative colitis	I	2Q 2011
Infection
AZD9773#	anti-TNF-alpha polyclonal antibody	severe sepsis	II	1Q 2008
CXL# (CEF104)	beta lactamase inhibitor/ cephalosporin	MRSA	II	4Q 2010
AZD5099	gyrase B	serious infections	I	2Q 2011
AZD5847	oxazolidinone antibacterial inhibitor	tuberculosis	I	4Q 2009
MEDI-534	RSV/PIV-3 vaccine	RSV/PIV prophylaxis	I	2Q 2005
MEDI-550	pandemic influenza virus vaccine	pandemic influenza prophylaxis	I	2Q 2006
MEDI-557	anti-RSV MAb – extended half-life	RSV prevention in high-risk adults (COPD/CHF/ Other)	I	3Q 2007
MEDI-559	paediatric RSV vaccine	RSV prophylaxis	I	4Q 2008

#Partnered product

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	Emerging
Neuroscience
AZD2423	CCR2b antagonist	chronic neuropathic pain	II	4Q 2010
AZD3480#	alpha4/beta2 neuronal nicotinic receptor agonist	Alzheimer’s disease	II	3Q 2007
AZD6765	NMDA receptor antagonist	major depressive disorder	II	3Q 2007
TC-5214#	neuronal nicotinic channel modulator	major depressive disorder (monotherapy)	II	1Q 2011
AZD1446#	alpha4/beta2 neuronal nicotinic receptor agonist	Alzheimer’s disease	I	4Q 2008
AZD3241	myeloper-oxidase (MPO) inhibitor	Parkinson’s disease	I	2Q 2007
AZD3839#	beta-secretase (BACE) inhibitor	Alzheimer’s disease	I	3Q 2011
AZD5213	histamine-3 receptor antagonist	Alzheimer’s disease / ADHD	I	2Q 2010
MEDI-578	anti-NGF MAb	OA pain	I	1Q 2010

#Partnered product

NCEs
Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase		Estimated Filing
					US	EU	Japan	Emerging
Oncology
AZD4547	FGFR tyrosine kinase inhibitor	solid tumours	II	4Q 2011
AZD8931	erbB kinase inhibitor	breast cancer chemo. combi./solid tumours	II	2Q 2010
fostamatinib#*	spleen tyrosine kinase (SYK) inhibitor	haematological malignancies	II	1Q 2012
MEDI-575#	anti-PDGFR-alpha MAb	NSCLC / glioblastoma	II	4Q 2010
selumetinib# (AZD6244) (ARRY-142886)	MEK inhibitor	solid tumours	II	4Q 2006
tremelimumab#	anti-CTLA4 MAb	solid tumours	II	3Q 2004
AZD1480	JAK1, 2 inhibitor	solid tumours	I	2Q 2009
AZD2014	TOR kinase inhibitor	solid tumours	I	1Q 2010
AZD3514	androgen receptor down-regulator	prostate cancer	I	3Q 2010
AZD5363#	AKT inhibitor	solid tumours	I	4Q 2010
AZD8330# (ARRY 424704)	MEK inhibitor	solid tumours	I	1Q 2007
MEDI-551#	anti-CD19 MAb	haematological malignancies	I	2Q 2010
MEDI-565#	anti-CEA BiTE	solid tumours	I	1Q 2011
MEDI-573#	anti-IGF MAb	solid tumours	I	1Q 2009
MEDI-3617#	anti-ANG-2 MAb	solid tumours	I	4Q 2010
moxetumomab pasudotox# (CAT-8015)	anti-CD22 recombinant immunotoxin	haematological malignancies	I	2Q 2007
olaparib	PARP inhibitor	solid tumours	I	4Q 2008
selumetinib (AZD6244) (ARRY-142886) /MK2206#	MEK/AKT inhibitor	solid tumours	I	4Q 2009

#Partnered product
*Added to pipeline table after starting Phase 2 in January 2012

NCEs
Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase		Estimated Filing
					US	EU	Japan	Emerging
Respiratory & Inflammation
AZD1981	CRTh2 receptor antagonist	asthma/COPD	II	3Q 2005
AZD2423	CCR2b antagonist	COPD	II	4Q 2010
AZD5069	CXCR2	COPD	II	4Q 2010
AZD5423	inhaled SEGRA	COPD	II	4Q 2010
AZD8683	muscarinic antagonist	COPD	II	4Q 2010
benralizumab (MEDI-563)#	anti-IL-5R MAb	asthma/COPD	II	4Q 2008
mavrilimumab (CAM-3001)#	anti-GM-CSFR MAb	rheumatoid arthritis	II	1Q 2010
MEDI-8968#	anti-IL-1R MAb	COPD	II	4Q 2011
sifalimumab (MEDI-545)#	anti-IFN-alpha MAb	SLE	II	3Q 2008
tralokinumab (CAT-354)	anti-IL-13 MAb	asthma	II	1Q 2008
AZD2115	MABA	COPD	I	1Q 2011
MEDI-546#	anti-IFN-alphaR MAb	scleroderma	I	3Q 2009
MEDI-551#	anti-CD19 MAb	scleroderma	I	2Q 2010
MEDI-570#	anti-ICOS MAb	SLE	I	2Q 2010

#Partnered product

Development Pipeline - Discontinued Projects between 27 January 2011 and 31 December 2011

Cardiovascular
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	AZD1656	Safety/Efficacy	diabetes
NCE	AZD5658	Safety/Efficacy	diabetes
NCE	AZD6714	Safety/Efficacy	diabetes
NCE	AZD7687	Safety/Efficacy	diabetes
NCE	AZD8329	Safety/Efficacy	diabetes

Neuroscience
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	AZD2066	Safety/Efficacy	major depressive disorder
NCE	AZD2066	Safety/Efficacy	chronic neuropathic pain
NCE	AZD3043	Economic	short acting sedative/anaesthetic
NCE	TC-5619	Economic	cognitive disorders in schizophrenia

Oncology
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	AZD1152	Economic	haematological malignancies
NCE	AZD2461	Safety/Efficacy	solid tumours
NCE	AZD7762	Safety/Efficacy	solid tumours
NCE	AZD8055	Safety/Efficacy	range of tumours
NCE	olaparib (AZD2281)	Safety/Efficacy	serous ovarian cancer
NCE	Recentin	Safety/Efficacy	NSCLC
NCE	zibotentan (ZD4054)	Safety/Efficacy	castrate resistant prostate cancer

Infection
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	AZD9742	Safety/Efficacy	MRSA
NCE	motavizumab	Regulatory	early and late treatment of RSV in paeds >1 yr

Respiratory & Inflammation
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	AZD3199	Economic/Regulatory	asthma/COPD
NCE	AZD9819	Economic	COPD
NCE	MEDI-528	Safety/Efficacy	asthma

Comments
As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

Submission dates shown for assets in Phase III and beyond.

Item 30

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 20 December 2011 to 2 February 2012, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 467,081 ordinary shares of AstraZeneca PLC at a price of 3068 pence per share on 1 February 2012. Upon the cancellation of these shares, the number of shares in issue will be 1,282,762,184.

A C N Kemp
Company Secretary
2 February 2012

Item 31

ASTRAZENECA PLC IRREVOCABLE, NON-DISCRETIONARY SHARE REPURCHASE PROGRAMME

AstraZeneca PLC (the “Company”) today announced that, further to the announcement made on 15 December 2011 in relation to an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares on AstraZeneca’s behalf during the period which commenced on 20 December 2011 and was due to end on 2 February 2012, the programme will be extended, in accordance with its terms, by four additional trading days and will end on 8 February 2012.

Any purchases will be made within certain pre-set parameters and in accordance with both the Company’s general authority to repurchase shares and the Listing Rules.  The Company intends to cancel any shares so acquired.

A C N Kemp
Company Secretary
2 February 2012